United States
Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 2 to Form 20-F
(Mark One)

[ X ]           Registration Statement Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
or
[     ]           Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
   For the fiscal year ended _____________________
or
[     ]           Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
    For the transition period from ______________ to __________________
or
[     ]           Shell company report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
    Date of event requiring this shell company report ______________________

Commission file number: 000-54242

Mill City Gold Corp.
(Exact name of Registrant as specified in its charter)

Mill City Gold Corp.
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

4719 Chapel Road, N.W., Calgary, Alberta, T2L 1A7
(Address of principal executive offices)

James R. Brown, President & CEO, (403) 640-0110, jim.brown@millcitygold.com, 4719 Chapel Road, N.W.,
Calgary, Alberta T2L 1A7
(Name, telephone, e-mail and/or facsimile number and address of Company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.  None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Stock, No Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act
☐Yes                      ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
☐Yes                      ☑No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for shorter period that the registrant was required to submit and post such files).
☐Yes                      ☐No (not required)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☑

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.☑Item 17 ☐Item 18

GENERAL INFORMATION:

Unless otherwise indicated, all references herein are to Canadian dollars.

GLOSSARY

The following is a glossary of geological and technical terms used in this registration statement:

Airborne magnetic survey – A geophysical survey using a magnetometer aboard, or towed behind, an aircraft.

Andesite – is an extrusive igneous, volcanic rock, of intermediate composition between basalt and dacite.

Albite – is a plagioclase feldspar mineral.

Alteration – Any physical or chemical change in a rock or mineral subsequent to its formation. Milder and more localized than metamorphism.

Aluminosilicates – are minerals composed of aluminum, silicon and oxygen.  They have a major component of kaolin and other clay minerals.

Anomalies – Any departure from the norm which may indicate the presence of mineralization in the underlying bedrock.

Arkosic sandstones – is a detrital sedimentary rock containing at least 25% feldspar.

Arsenopyrite – is an iron arsenic sulfide. It is a hard metallic, opaque, steel grey to silver white mineral with a relatively high specific gravity.

Assessment work – The amount of work, specified by mining law, that must be performed each year in order to retain legal control of mining claims.

Basalt – An extrusive volcanic rock composed primarily of plagioclase, pyroxene and some olivine.

Basaltic – An extrusive igneous rock that is very dark in color. It is the most common type of rock in the earth’s crust and it makes up most of the ocean floor.

Calc-alkaline – Rocks that include volcanic types such as basalt andesite, dacite, rhyolite, and also their coarser-grained intrusive equivalents (gabbro, diorite, granodiorite, and granite).

Carbonate – A class of sedimentary rocks composed primarily of carbonate minerals. The two major types are limestone, which is composed of calcite or aragonite (different crystal forms of CaCO3) and dolostone, which is composed of the mineral dolomite.

Clastic metasediments – Composed of fragments, or clasts, of pre-existing rock. Geologists use the term clastic with reference to sedimentary rocks as well as to particles in sediment transport whether in suspension or as bed load, and in sediment deposits.

Conglomerate – A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.

Craton – An old and stable part of the continental lithosphere. Having often survived cycles of merging and rifting of continents, cratons are generally found in the interiors of tectonic plates. They are characteristically composed of ancient crystalline basement rock, which may be covered by younger sedimentary rock. They have a thick crust and deep lithospheric roots that extend as much as a few hundred kilometers into the earth’s mantle.

Dacite – An intrusive igneous volcanic rock intermediate in compositions between andesite and rhyolite.

Detrital sedimentary rock – Formed from solid particles of pre-existing rocks or organic debris.

Diabase – A common basic igneous rock usually occurring in dykes or sills.

Diorite – An intrusive igneous rock composed chiefly of sodic plagioclase, hornblende, biotite or pyroxene.

Dykes –Long and relatively thin bodies of igneous rock that, while in the molten state, intruded a fissure in older rocks.

Exploration stage – Includes all issuers engaged in the search for mineral deposits (reserves) which are not in either the development or production stage.

Folded – Any bending or wrinkling of rock strata.

Fault – A break in the earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other.

Feldspar – A group of rock-forming tectosilicate minerals which make up as much as 60% of the earth’s crust.

Felsic – Term used to describe light-colored rocks containing feldspar, feldspathoids and silica.

g/t – Grams per tonne.

Gabbro – A dark, coarse-grained igneous rock.

Granite – A coarse-grained intrusive igneous rock consisting of quartz, feldspar and mica.

Granitoid – is a general, descriptive field term for light-colored, coarse-grained igneous rocks.

Greenstone Belts – Zones of variably metamorphosed mafic to ultramafic volcanic sequences with associated sedimentary rocks that occur within Archaean and Proterozoic cratons between granite and gneiss bodies. The name comes from the green hue imparted by the color of the metamorphic minerals within the mafic rocks.

Greywackes – A variety of sandstone generally characterized by its hardness, dark color, and poorly sorted angular grains of quartz, feldspar, and small rock fragments or lithic fragments set in a compact, clay-fine matrix.

Hematite – An oxide of iron, and one of that metal’s most common ore minerals.

Hornblende – A common constituent of many igneous and metamorphic rocks.
Intrusive – A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.

Induced polarization survey – A method of ground geophysical surveying employing an electrical current to determine indications of mineralization.

Komatites – Ultramafic mantle-derived volcanic rocks.

Lithosphere – Outermost shell of a rocky planet. It comprises the crust and the portion of the upper mantle that behaves elastically on time scales of thousands of years or greater.

Mafic – Igneous rocks composed mostly of dark, iron- and magnesium-rich minerals.

Magnetic survey – A geophysical survey that measures the intensity of the earth’s magnetic field.

Magnetometer – An instrument used to measure the magnetic attraction of underlying rocks.

Metamorphism – The process by which the form or structure of rocks is changed by heat and pressure.

Metasedimentary – A sediment or sedimentary rock which shows evidence of metamorphism.

Metavolcanic – A type of metamorphic rock that was first produced by a volcano, then buried underneath subsequent rock and finally, was subjected to high pressures and temperatures, causing the rock to recrystallize. Metavolcanic rock is commonly found in greenstone belts.

Monzonites –An intermediate igneous intrusive rock composed of approximately equal amounts of sodic to intermediate plagioclase and orthoclase feldspars with minor amounts of hornblende, biotite and other minerals.

Ni-Cu-PGE – Nickel, Copper, Platinum Group Elements.

Orthogneiss - a metamorphic rock form originating from igneous rock characterized by banding caused by segregation of different types of rock, typically light and dark silicates.

Pegmatite - A very coarse-grained, intrusive igneous rock composed of interlocking grains usually larger than 2.5 cm in size.

Plagioclase –An important series of tectosilicate minerals within the feldspar family.

Plutons – Refers to rocks of igneous origin that have come from great depth.

Porphyry – Any igneous rock in which relatively large crystals, called phenocrysts, are set in a fine-grained groundmass.

Proved reserves – Reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.

Pyrite – A yellow iron sulphide mineral, normally of little value. It is sometimes referred to as “fool’s gold”.

Pyroclastic – Clastic rocks composed solely or primarily of volcanic materials. Where the volcanic material has been transported and reworked through mechanical action, such as by wind or water, these rocks are termed volcaniclastic.

Pyroxene – a silicate mineral.

Quartz – Common rock-forming mineral consisting of silicon and oxygen.

Reserves – That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.

Rhyolitic – A fine-grained, extrusive igneous rock which has the same chemical composition as granite.

Sandstone – a sedimentary rock consisting of grains of sand cemented together.

Schist –  Medium-grained to coarse-grained metamorphic rock composed of laminated, often flaky parallel layers of chiefly micaceous minerals.

Sericite – A fine grained mica which consist of a group of sheet silicate minerals

Shear or sheared – The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.

Silica – Silicon dioxide. Quartz is a common example.

Sills – An intrusive sheet of igneous rock of roughly uniform thickness that has been forced between the bedding planes of existing rock.

Siltstone – A sedimentary rock which has a grain size in the silt range, finer than sandstone and coarser than claystones.

Sulphide – A compound of sulphur and some other element.

Tectonics – A field of study within geology concerned generally with the structures within the lithosphere of the earth and particularly with the forces and movements that have operated in a region to create these structures.

Tectosilicate – Comprises nearly 75% of the earth’s crust. Tectosilicates, with the exception of the quartz group, are aluminosilicates.

Tholeiitic basalts – A type of basalt (an igneous rock) which includes very little sodium as compared with other basalts. Chemically, this type of rock has been described as a subalkaline basalt.

Tuffs – Rock composed of fine volcanic ash.

Ultramafic – Rocks are igneous and meta-igneous rocks with very low silica content and are composed of usually greater than 90% mafic minerals (dark colored, high magnesium and iron content).

VLF electromagnetic survey – Very low frequency geophysical survey method which measures the electromagnetic properties of rocks.

VMS – Volcanic massive sulphide.

Volcanic rocks – Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano.

Volcaniclastics – see “Pyroclastic” above.

VTEM – Versatile Time Domaine Electro-Magnetics.  VTEM is the dominate time-domain electromagnetic system in the world.

Wackes – A name for a poorly sorted sandstone, a mixture of grains of sand, silt and clay size.

FORWARD LOOKING STATEMENTS

The Company cautions readers regarding forward looking statements found in the following discussion and elsewhere in this registration statement and in any other statement made by, or on the behalf of the Company, whether or not in future filings with the Securities Exchange Commission (the “SEC”).  Forward looking statements are statements not based on historical information and which relate to future operations, strategies, financial results or other developments.  Forward looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the Company’s control and many of which, with respect to future business decisions, are subject to change.  These uncertainties and contingencies can affect actual results and could cause actual results to differ materially from those expressed in any forward looking statements made by or on behalf of the Company.  The Company disclaims any obligation to update forward looking statements.

PART I

Item 1.     Identity of Directors, Senior Management and Advisers.

Directors and Senior Management

The following are the names, business addresses and positions of the directors and officers of Mill City Gold Corp. (the “Company”), as of March 18, 2011 .

Name and Business Address	Position(s)
James R. Brown 4719 Chapel Road NW Calgary, Alberta T2L 1A7 Canada	Chairman, President, CEO and Director
Janice Brown 4719 Chapel Road N.W. Calgary, Alberta T2L 1A7 Canada	Chief Financial Officer, Secretary and Director
Gordon S. McKinnon 141 Adelaide Street West, Suite 520 Toronto, Ontario M5H 3L5 Canada	Director
Herb J. Leary 1620 Palisades Drive Pacific Palisades, CA 90272 USA	Director

Auditors

For the past three years, the Company’s auditors have been D&H Group LLP, Chartered Accountants, 10th Floor, 1333 West Broadway, Vancouver, British Columbia, V6H 4C1, Canada.  D&H Group LLP is licensed to practice public accounting in the Province of British Columbia by the Institute of Chartered Accountants of British Columbia and is registered with the Public Company Accounting Oversight Board and the Canadian Public Accountability Board.

Legal Counsel

The Company’s Canadian legal counsel is DuMoulin Black LLP, 10th Floor, 595 Howe Street, Vancouver, British Columbia V6C 2T5, and its United States legal counsel is Dill Dill Carr Stonbraker & Hutchings, P.C., 455 Sherman Street, Suite 300, Denver, Colorado 80203.

Item 2.     Offer Statistics and Expected Timetable.

Not applicable.

Item 3.  Key Information.

Selected Financial Data

The selected financial data of the Company for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, was derived from the financial statements of the Company which have been audited by D&H Group LLP, independent Chartered Accountants, as indicated in their report which is included elsewhere in this registration statement.

The selected financial data at and for the nine-month periods ended September 30, 2010 and 2009, have been derived from the unaudited financial statements of the Company, also included herein and, in the opinion of the Company, included all adjustments (consisting of normally recurring adjustments) necessary to present fairly the information set forth therein.

The information in the following table was extracted from the more detailed financial statements and related notes included herein and should be read in conjunction with such financial statements and with the information appearing under the heading “Item 5. Operating and Financial Review and Prospects.”

Reference is made to Note 13 of the Company’s audited financial statements for the years ended December 31, 2009, 2008 and 2007 and Note 12 of the Company’s financial statements for the nine months ended September 30, 2010 and 2009, which are included herein, for a discussion of the material differences between Canadian generally accepted accounting principles (“GAAP”) and US GAAP, and their effect on the Company’s financial statements.

To date, the Company has not generated any cash flow from operations to fund ongoing operational requirements and cash commitments.  The Company has financed its operations principally through the sale of its equity securities.  The Company currently has sufficient funds to maintain operations at its current level of activity.  It will continue to rely on the sale of its equity securities to provide funds for its activities; however, there is no assurance that it will be able to do so.
	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Revenues	$-	$-	$-	$-	$-	$-	$-
(Loss) from Operations	$(283,803)	$(551,737)	$(714,570)	$(952,222)	$(774,408)	$(680,764)	$(755,325)
Net (Loss)	$(287,175)	$(323,782)	$(465,478)	$(1,384,069)	$(731,228)	$(336,882)	$(751,881)
Total Assets	$2,409,207	$2,692,485	$2,644,740	$2,985,198	$1,509,824	$1,908,042	$950,788
Net Assets	$2,382,865	$2,688,518	$2,613,224	$2,955,019	$1,481,591	$1,871,120	$895,853
Capital Stock	$6,124,765	$6,329,972	$6,113,547	$6,318,792	$3,891,544	$3,841,544	$2,685,063
Weighted Average Number of Shares	51,351,899	50,795,123	50,872,288	46,722,645	37,927,152	36,087,618	26,144,530
Dividends per Share	$-	$-	$-	$-	$-	$-	$-
Basic and Fully Diluted (Loss) per Share	$(0.01)	$(0.01)	$(0.01)	$(0.03)	$(0.02)	$(0.01)	$(0.03)

Adjustment to United States Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with Canadian GAAP which differs in certain material respects from US GAAP.  Material differences between Canadian and US GAAP and their effect on the Company’s consolidated financial statements are summarized in the tables below.

Under US GAAP, the following financial information would be adjusted from Canadian GAAP (references are made to Note 13 of the Company’s audited financial statements for the years ended December 31, 2009, 2008 and 2007 and Note 12 of the Company’s financial statements for the nine months ended September 30, 2010 and 2009, which are included herein):

	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2010	2009	2009	2008	2007
Statement of Loss
Net loss – Canadian GAAP	$(287,175)	$(323,782)	$(465,478)	$(1,384,069)	$(731,228)
Unproven mineral interests expensed under US GAAP	(7,864)	(14,138)	(28,236)	(1,166,221)	(94,343)
Impairment charge not recognized under US GAAP	7,864	14,098	14,198	481,526	-
Reversal of future income tax recovery	--	(225,000)	(225,000)	-	-
Net (loss) – US GAAP	$(287,175)	$(548,822)	$(704,516)	$(2,068,764)	$(825,571)
(Loss) per share – US GAAP	$(0.01)	$(0.01)	$(0.01)	$(0.04)	$(0.02)

	September 30, (unaudited)		December 31,
	2010	2009	2009	2008
Balance Sheets
Total assets – Canadian GAAP	$2,409,207	$2,644,740	$2,644,740	$2,985,198
Unproven mineral interests expensed under US GAAP	(1,180,459)	(1,180,459)	(1,180,459)	(1,166,421)
Goodwill not recognized under US GAAP	(100,000)	(100,000)	(100,000)	(100,000)
Total assets – US GAAP	$1,128,748	$1,364,281	$1,364,281	$1,718,777
Closing deficit – Canadian GAAP	$(5,817,486)	$(5,530,311)	$(5,530,311)	$(5,064,833)
Unproven mineral interests expensed under US GAAP	(1,180,459)	(1,180,459)	(1,180,459)	(1,166,421)
Goodwill not recognized under US GAAP	(100,000)	(100,000)	(100,000)	(100,000)
Reversal of future income tax recovery	(225,000)	(225,000)	(225,000)	-
Deficit – US GAAP	$(7,322,945)	$(7,035,770)	$(7,035,770)	$(6,331,254)

	Nine Months Ended September 30, (unaudited)		Year Ended December 31,
	2010	2009	2009	2008	2007
Statements of Cash Flows
Cash flow (used in) operating activities – Canadian GAAP	$(223,667)	$(286,162)	$(350,057)	$(422,383)	$(513,075)
Exploration expenses incurred on unproven mineral interests	-	(14,238)	(28,236)	(1,166,221)	(94,343)
Cash flows (used in) operating activities – US GAAP	$(223,667)	$(300,400)	$(378,293)	$(1,588,604)	$(607,418)
Cash flow from (used in) investing activities – Canadian GAAP	$-	$(19,256)	$(33,029)	$(1,517,472)	$102,650
Add unproven mineral interest expensed in US GAAP	-	14,238	28,236	1,166,221	94,343
Cash flows from (used in) investing activities – US GAAP	$-	$(5,018)	$(4,793)	$(351,251)	$196,993

Exchange Rate History

The following table sets forth the average exchange rate for one Canadian dollar expressed in terms of one U.S. dollar for the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 and the period from January 1, 2010 through September 30, 2010, calculated by using the average of the exchange rates on the last day of each month during the period:

Period	Average
January 1, 2010 - September 30, 2010	0.9598
January 1, 2009 - December 31, 2009	0.8793
January 1, 2008 - December 31, 2008	0.9335
January 1, 2007 - December 31, 2007	0.9376
January 1, 2006 - December 31, 2006	0.8844
January 1, 2005 - December 31, 2005	0.8276

The following table sets forth high and low exchange rates for one Canadian dollar expressed in terms of one U.S. dollar for the past six months:

Month	High	Low
January 2011	1.0138	0.9980
December 2010	0.9843	0.9827
November 2010	0.9988	0.9741
October 2010	0.9972	0.9689
September 2010	0.9786	0.9506
August 2010	0.9848	0.9399

The noon rate of exchange on March 18, 2011 , reported by the United States Federal Reserve Bank of New York for the conversion of Canadian dollars into United States dollars was CDN$0.9846 (US$1.0156 = CDN$1.00) .

Exchange rates are based upon the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.

Capitalization and Indebtedness

The following table sets forth the Company’s current liabilities and capitalization as of September 30, 2010:

$
Current Liabilities	26,342
Stockholder’s Equity
Common Shares, no par value, unlimited common shares authorized, 51,544,207 shares issued and outstanding	6,124,765
Contributed Surplus	2,075,586
Deficit	(5,817,486)
2,382,865
Total Capitalization	2,409,207

Risk Factors

The operations of the Company are speculative due to the high risk nature of its business which involves the exploration of its projects.  The following risk factors apply to the Company’s operations:

The Company is an exploration stage company with limited financial resources and if the Company is unable to secure additional funding and/or if the Company’s exploration programs are unsuccessful, the Company may fail.

Mineral exploration involves significant risk and few properties that are explored are ultimately developed into producing mines.  Substantial expenditures may be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metals from the ore and to construct the mining and processing facilities at any site chosen for mining.  Current exploration programs may not result in any commercial mining operation.  The Company’s options in unproved mineral claims are without a known body of commercial ore and the proposed programs are an exploratory search for ore.  The Company is presently carrying out exploration with the objective of establishing an economic body of ore. If the Company’s exploration programs are successful, additional funds will be required for the development of an economic ore body and to place it into commercial production.  The only sources of future funds presently available to the Company are the sale of equity capital, the exercise of warrants and options or the offering by the Company of an interest in the mineral claim to be earned to another party or parties.  If the Company is unable to secure additional funding, the Company may lose its interest in one or more of its mineral claims and/or may be required to cease operations.

Because the Company has limited financial resources and has not generated any revenue from its operations, the Company may not be able to continue its operations and an investment in the Company’s common shares may be worthless.

The Company has limited financial resources, has a history of losses and has no source of operating cash flow.  The Company has not generated any revenues from its mineral claims and does not anticipate any in the foreseeable future.  Additional funding may not be available to it for further exploration of its option interests or to fulfill its obligations under any applicable agreements.  Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration of its projects with the possible loss of such interests.  Historically, the only source of funds available to the Company has been through the sale of its common shares.

As of September 30, 2010, the Company held $554,762 in cash and cash equivalents and had working capital of $533,331. The Company does not have sufficient financial resources to conduct additional exploration of its mineral property interests.  It is intending to raise further equity capital to fund further exploration activities.  The Company may not be able to raise the necessary funds, if any, and may not be able to raise such funds at terms which are acceptable to the Company.  In the event the Company is unable to raise adequate finances to fund the proposed activities, it may have to abandon one or more of its projects.  Any further additional equity financing undertaken by the Company may cause dilution to its shareholders.

See “Item 4.  Information on the Company” and “Item 5.  Operating and Financial Review and Prospects.”

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business.

The Company’s operations are subject to government regulations which may subject the Company to penalties for failure to comply and may limit the Company’s ability to conduct exploration activities and could cause the Company to delay or abandon its projects.

Exploration activities require permits from various federal, provincial or territorial and local governmental authorities and are subject to national and local laws and regulations governing prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety, and others which currently or in the future may have a substantial adverse impact on the Company.  See “Item 4. Information on the Company - Business Overview - Government Regulations.”  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies. There can be no assurance, however, that all permits which the Company may require for its operations and exploration activities will be obtainable on reasonable terms or on a timely basis or that such laws and regulations would not have an adverse effect on any mining project which the Company might undertake.

In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditures, restriction and delays in the activities of the Company, the extent of which cannot be reasonably predicted. Violators may be required to compensate those suffering loss or damage by reason of their exploration activities and may be fined if convicted of an offense under such legislation.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in exploration operations may be required to compensate those suffering loss or damage by reason of exploration activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations and, in particular, environmental laws.

Amendments to current laws, regulations and permits governing activities of mineral exploration companies, or more stringent implementation thereof, could require increases in exploration expenditures, or require delays in exploration or abandonment of new mineral properties.

Exploration for minerals on the Company’s projects are subject to significant risks which could increase the costs of exploration and could cause the Company to delay or abandon its projects.

Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection, the combination of which factors may result in the Company not receiving an adequate return of investment capital.

All of the claims to which the Company has a right to acquire an interest are in the exploration stages only and are without a known body of commercial ore. Development of the subject mineral properties would follow only if favorable exploration results are obtained. The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines.

There is no assurance that the Company’s mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company’s operations will in part be directly related to the costs and success of its exploration programs, which may be affected by a number of factors.

Substantial expenditures are required to establish reserves through drilling and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis.

There is no assurance that the TSX Venture Exchange (the “TSX-V”) will approve the acquisitions of any additional properties by the Company, whether by way of option or otherwise.

Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.  Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for gold (also “Au”), silver (also “Ag”) and other metals, any of which could result in work stoppages, damage to property, and possible environmental damage.

The Company will continue to rely upon consultants and others for exploration and, if required, development expertise. If any of the Company’s option interests merit development, substantial expenditures will be required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.  The Company may not discover minerals in sufficient quantities to justify commercial operations and the Company may not be able to obtain the funds required for development on a timely basis.  The economics of developing gold, silver and other mineral properties are affected by many factors including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection.

Because the Company is subject to compliance with governmental regulation, the cost of its exploration programs may increase.

The Company’s operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution.  A breach of such legislation may result in the imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner which means stricter standards, and enforcement, fines and penalties for non-compliance are more stringent.  Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.  The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations.

The Company may incur liability for certain risks against which the Company does not have insurance, which could reduce or eliminate any future profitability and negatively impact the price of the Company’s shares.

In the course of exploration of mineral concessions, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur.  It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons.   Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company.  The Company does not have any insurance coverage on its mineral concessions.

The Company may not be able to obtain supplies and infrastructure necessary to conduct its exploration operations and, as such, may have to delay or abandon its projects.

Some of the Company’s property interests are not in developed areas and the availability of infrastructure (water and power, and in some areas roads) at an economic cost cannot be assured.  Power is an integral requirement of any production facility on the Company’s properties.  In the event the Company is unable to obtain water or power at any of its properties, the Company may not be able to conduct exploration activities, or in the event the Company discovers mineralization, the Company may not be able to begin a development program, in which case the Company may lose its interest in the property or may have to abandon the property.

The Company may not have proper title to its properties and, as a result, may incur significant expenses to obtain proper title, or may have to abandon any such property.

The Company owns, leases or has under option mining claims, mineral claims or concessions which constitute the Company’s property holdings.  The ownership and validity of mining claims and concessions are often uncertain and may be contested.

In those jurisdictions where the Company has property interests, the Company makes a search of mining records in accordance with mining industry practices to confirm that it has acquired satisfactory title to its properties but does not obtain title insurance with respect to such properties.  The possibility exists that title to one or more of its concessions, particularly title to undeveloped claims, might be defective because of errors or omissions in the chain of title, including defects in conveyances and defects in locating or maintaining such claims, or concessions.

The Company’s mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.  Surveys have not been carried out on any of the Company’s mineral properties; therefore their existence and area could be in doubt. Until competing interests in the mineral lands have been determined, the Company can give no assurance as to the validity of title of the Company to those lands or the size of such mineral lands.

The Company is not aware of challenges to the location or area of its property interests.

If the Company, or the person or entity from which the Company has obtained an option for property interests, does not have proper title to its property interests, the Company may incur significant expenses defending or acquiring proper title and/or may have to abandon such interests, which may result in significant losses for the Company and could result in the Company having to cease operations.

If the Company is unable to effectively compete against other companies, or if the Company cannot market any minerals discovered on its properties, the Company may have to cease operations.

The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Even if commercial quantities of ore are discovered, a ready market may not exist for their sale.  Factors beyond the control of the Company may affect the marketability of any substances discovered.  These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

If the Company obtains funding through the sale of additional common shares, the shareholders may experience dilution.

The Company may in the future grant to some or all of its directors, officers, insiders and key employees options to purchase the Company’s common shares as non-cash incentives to those employees.  Such options may be granted at exercise prices equal to market prices, or at prices as allowable under the policies of the TSX-V, when the public market is depressed.  To the extent that significant numbers of such options may be granted and exercised, the interests of then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional shares to finance its operations and, depending on the outcome of its exploration programs, may issue additional shares to finance additional exploration programs of any or all of its projects or to acquire additional properties.  The issuance of additional shares may cause the Company’s existing shareholders to experience dilution of their ownership interests.

Conflicts of interest may arise among the members of our board of directors and such conflicts may cause the Company to enter into transactions on terms which are not beneficial to the Company.

Several of the Company’s directors are also directors, officers or shareholders of other companies.  Some of the directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other corporations, and situations may arise where these directors and officers will be in direct competition with the Company. Such associations may give rise to conflicts of interest from time to time.  Such a conflict poses the risk that the Company may enter into a transaction on terms which could place the Company in a worse position than if no conflict existed.  Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).  The directors of the Company are required by law to act honestly and in good faith with a view to the best interest of the Company and to disclose any interest which they many have in any project or opportunity of the Company. However, each director has a similar obligation to other companies for which such director serves as an officer or director.  No material conflicts of interests which have arisen since January 1, 2007 through the date of this registration statement.

The prices of metals fluctuate in the market and such fluctuations could negatively impact the Company’s ability to raise funding and may cause certain activities to become uneconomic.

Factors beyond the control of the Company may affect the marketability of any substances discovered.  The prices of various metals have experienced significant movement over short periods of time, and are affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods.  The supply of and demand for metals are affected by various factors, including political events, economic conditions and production costs in major mineral producing regions.  Variations in the market prices of metals may impact the Company’s ability to raise funding to continue exploration of its projects.  In addition, any significant fluctuations in metal prices will impact the Company’s decision to accelerate or reduce its exploration activities.

This registration statement contains statements about future events and results which may not be accurate.

Statements contained in this registration statement that are not historical facts are forward-looking statements that involve risks and uncertainties. Such statements may not prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Without limiting the generality of the foregoing, such risks and uncertainties include interpretation of results and geology, results of pre-feasibility and feasibility studies, recovery, accidents, equipment breakdowns, labor disputes or other unanticipated difficulties with or interruptions in production, delays in exploration activities, political risks involving doing business in other nations and the policies of these other nations, the inherent uncertainty of production fluctuations and failure to obtain adequate financing on a timely basis.

The Company is dependent upon its management and the loss of any of its management and/or if the Company is unable to recruit additional managers could negatively impact the Company’s ability to continue its operations.

The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its key management, Mr. James R. Brown, the Chairman, President, Chief Executive Officer and a director of the Company, and Mrs. Janice Brown, the Chief Financial Officer, Corporate Secretary, and a director of the Company. The loss of services of either Mr. Brown or Mrs. Brown could have a material adverse effect on the Company.  The Company has not entered into employment agreements with any of its officers and is not expected to do so in the foreseeable future.  The Company has not obtained key-man life insurance on any of its officers or directors.  The Company’s ability to recruit and retain highly qualified management personnel is critical to its success; if it is unable to do so this may materially affect the Company’s financial performance.

The Company’s common shares are not traded in the United States and investors may find it difficult to sell the Company’s common shares.

As of the date of this registration statement, there is no established market in the United States for the Company’s common shares. The Company’s common shares are classified as a grey market security under the symbol “MCYGF”.  There are no market makers in this security. It is not listed, traded or quoted on any stock exchange, the Over the Counter Bulletin Board (“OTCBB”) or the Pink Sheets. Trades in grey market stocks are reported by broker-dealers to their Self Regulatory Organization (SRO) and the SRO distributes the trade data to market data vendors and financial websites so investors can track price and volume. Since grey market securities are not traded or quoted on an exchange or interdealer quotation system, investors’ bids and offers are not collected in a central spot so market transparency is diminished and best execution of orders is difficult. Management anticipates that the Company will seek to have its common shares quoted on the OTCBB or Pink Sheets; however, there are no assurances as to if, or when, the Company’s common shares will be quoted on the OTCBB or Pink Sheets.  In addition, even if the Company’s shares are quoted on the OTCBB or Pink Sheets, trading may continue to be sporadic and limited.  Consequently, the Company’s shareholders in the United States may not be able to use their shares for collateral or loans and may not be able to liquidate at a suitable price in the event of an emergency. In addition, the Company’s shareholders may not be able to resell their shares in the United States and may have to hold them indefinitely.

The Company does not pay dividends on its common shares; therefore, investors seeking dividend income should not purchase the common shares.

The Company has never declared or paid cash dividends on its common shares and does not anticipate doing so in the foreseeable future.  Additionally, the determination as to the declaration of dividends is within the discretion of the Company’s Board of Directors, which may never declare cash dividends on the Company’s common stock.  Investors cannot expect to receive a dividend on the Company’s common shares in the foreseeable future, if at all.

Investors in the United States may not be able to enforce their civil liabilities against the Company or its directors and officers.

It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia. Only one of the Company’s directors is a resident of the United States, and all or a substantial portion of its assets are located outside of the United States. As a result, it may be difficult for U.S. holders of the Company’s common shares to effect service of process on these persons within the United States or to enforce judgments obtained in the U.S. based on the civil liability provisions of the U.S. federal securities laws against the Company or its officers and directors. In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against the Company, its officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against the Company, its officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions. Also, a judgment obtained in a U.S. court would generally be recognized by a Canadian court except, for example:

a)	where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

b)
the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

c)	the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

d)
a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

e)	the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

f)	the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

g)	there has not been compliance with applicable Canadian law dealing with the limitation of actions.

The Company may be deemed to be a “Passive Foreign Investment Company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

The Company may be deemed to be a “Passive Foreign Investment Company”.  See “Item 10.  Additional Information - Taxation.” As a result, a United States holder of the Company’s common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions,” unless such holder of common shares elects to be taxed currently on his or her pro rata portion of the Company’s income, whether or not the income was distributed in the form of dividends or otherwise. The election requires certain conditions be met such as filing on or before the due date, as extended, for filing the shareholder’s income tax return for the first taxable year to which the election will apply. Otherwise, the election may only partially apply.

Item 4.   Information on the Company.

History and Development of the Company

The Company was incorporated pursuant to the Business Corporations Act (Alberta) on August 28, 1998 under the name “Pantera Enterprises Inc.” The Company changed its name to “Mill City International Corporation” on November 29, 2002 after having acquired 977887 Alberta Inc. from Mill City International Inc. (“MIY”).  The Company issued 13,668,413 of its common shares to MIY in exchange for all of the issued and outstanding shares of 977887 Alberta Inc.  MIY then distributed those shares to its shareholders who were shareholders as of October 31, 2002.

Effective September 1, 2004, the Company continued and became a company under the Business Corporations Act (British Columbia), changing its name to “Mill City Gold Corp.”  See “Item 10. Additional Information - Memorandum and Articles of Association.”

By acquiring 977887 Alberta Inc., the Company acquired an undivided 44.5% interest in a diamond exploration property in the Northwest Territories (the “Yamba Lake property”).  This property was optioned to another company in 1998 and returned to the Company in January 2007.

In 2003, the Company entered into eight purchase agreements to acquire eleven unproven mineral interests located in Nevada.  Expenditures on the Nevada properties were funded by a short form offering that resulted in gross proceeds of $1,400,000.  The Company optioned these Nevada property interests to other companies in 2004, and these optionees conducted exploration activities on these properties.  In 2007, the company that optioned nine of the eleven mineral interests in Nevada returned these properties to the Company.  The Company terminated these nine interests in April 2008, as the properties did not warrant further exploration.  The other company that optioned the remaining two properties exercised its option in 2007, resulting in the Company having a 20% carried interest.  During 2008, the Company impaired its interest in these two properties to $100 due to minimal exploration activities during the year.  In May 2009, exploration on these properties was discontinued as three-dimensional modeling of all the geologic data from the 2008 drilling program concluded that further exploration and development was not economic.  Accordingly, the Company wrote off its remaining interests in these Nevada properties in 2009.

Beginning in 2007, the Company began to change its focus to properties in northern Ontario.  In 2007, the Company acquired an option to earn a 50% interest in 74 staked mineral claims located in the James Bay Lowlands region of northern Ontario, Canada (the “Northern Star Eagle and Southern Star Eagle properties”) and in 2008, the Company acquired an option to earn an undivided 50% interest in 17 mining claims, also located in the James Bay Lowlands region (the “GP2 property”).

In October 2010, after receiving approval of the TSX-V, the Company acquired an option to earn an undivided 75% participating interest in 59 mining claims in the West Timmins Gold District in northern Ontario (the “Croxall property”) and cancelled its option on the Northern Star Eagle and the Southern Star Eagle claims.

In November 2010, the Company acquired an option to earn a 70% interest in 48 claims located in the Yukon Territory (the “Rosebud 12 property”).

The Company’s head office is located at 4719 Chapel Road N.W., Calgary, Alberta T2L 1A7 and its phone number is (403) 640-0110.  The Company’s registered office is located at 10th Floor, 595 Howe Street, Vancouver, BC V6C 2T5 and its phone number is (604) 602-6802.

Business Overview

The Company is a junior mineral exploration company engaged in the acquisition and exploration of precious metals on mineral properties located in Canada, with the aim of developing them to a stage where they can be exploited at a profit or to arrange joint ventures whereby other companies provide funding for development and exploitation.  The Company is currently focusing on its northern Ontario properties and its newly acquired Yukon property.  As of the date of this registration statement, the Company has not earned any production revenue, nor found any proved reserves on any of its properties.  The Company is a reporting issuer in British Columbia, Alberta and Quebec and its common shares trade on the TSX-V.

No capital expenditures were made by the Company since January 1, 2007 other than expenditures relating to the Company’s mineral property interests.  Such expenditures are outlined as follows:

Year	Description and Amount of Capital Expenditure

2007	Payment of license fees in the amount of $94,343 on its Nevada and Yamba Lake property interests

2008
$402,501 of acquisition costs and $641,148 of exploration costs on the Northern Star Eagle and Southern Star Eagle properties
$120,000 of acquisition costs and $525,073 of exploration costs on the GP2 property

2009
$12,500 of acquisition costs and $9,431 of exploration costs on the Northern Star Eagle and Southern Star Eagle properties
$12,500 of acquisition costs and $4,807 of exploration costs on the GP2 property

2010
$12,500 of acquisition costs on the GP2 property
$7,864 of annual maintenance costs on the Yamba Lake property
$17,500 of acquisition costs on the Croxall property
$108,000 of acquisition costs on the Rosebud 12 property

These expenditures have been funded through the sale of the Company’s equity securities.  In January 2008, the exercise of warrants resulted in proceeds of $777,000 and in June 2008, the Company completed a non-brokered private placement to raise net proceeds of $1,478,998.  In October 2010, the Company completed a private placement for $1,500,000 in gross proceeds.

There have been no divestitures of properties since January 1, 2007, except for the termination of its mineral interests in Nevada in 2008 and 2009 and the cancellation of its option on the Northern Star Eagle and the Southern Star Eagle claims in October 2010.  The Company concluded that the various Nevada properties as well as the Northern Star Eagle and the Southern Star Eagle properties did not warrant further exploration and therefore made a business decision to cancel the various option agreements.

The Company intends to focus its efforts on its Rosebud 12 property located in the Yukon Territory, Canada, and its Croxall property located in northern Ontario. The Company’s 2011 exploration plans for the Rosebud 12 property include extensive mechanized trenching of existing gold-in-soil anomalies, additional soil sampling, ground magnetic surveys and geological mapping.  The goal of this work is to identify and prioritize drill targets.  The Company’s

2011 exploration plans for the Croxall property will consist of a drilling program comprised of 6 or more holes totaling at least 2,500 meters.  The Company does not have any exploration plans in 2011 for the GP2 property.

Government Regulations

The current and anticipated future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, territorial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies engaged in the development and operation of mines and related facilities generally experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.  The Company believes it is in substantial compliance with all material laws and regulations which currently apply to its activities.  There can be no assurance, however, that all permits which the Company may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the Company might undertake.

The Company has obtained all necessary permits and authorizations required for its current exploration.   The Company has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions.  Parties engaged in exploration and mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

The enactment of new laws or amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in the development of new mining properties.

Organizational Structure

The Company had one wholly-owned subsidiary, Mill City Gold Inc., a Nevada corporation that has been wound up as the Company no longer has any mineral property interests in Nevada.  On February 17, 2011, the Company filed a certificate of dissolution to dissolve this corporate entity.

Property, Plant and Equipment

The Company’s operations are focused on the exploration of its mineral property interests.  As of the date of this registration statement, the Company does not have any plant, material equipment, mines or producing properties.  The Company’s proposed programs are exploratory in nature and all of the Company’s properties are without known reserves.

The Company’s principal assets are its options to acquire interests in unproven mineral claims.  Under Canadian GAAP, option payments and exploration, development and field support costs directly relating to mineral claims are deferred until the claims to which they relate are placed into production, sold or abandoned.  The deferred costs will be amortized over the life of the orebody following commencement of production or written off if the property is sold or abandoned.  Administration costs and other exploration costs that do not relate to any specific property are expensed as incurred.

On a periodic basis, management reviews the carrying values of deferred acquisition and exploration expenditures with a view to assessing whether there has been any impairment in value.  Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants.  In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.  As of December 31, 2009, the Company has not established that its option interests or its mineral claims have any known or proven reserves.

Rosebud 12 Property

Location and Access

The Rosebud 12 property was staked to cover the inferred source of a 99th percentile Geological Survey of Canada (“GSC”) gold silt anomaly (greater than 99.9 parts per billion gold) in the headwaters of Rosebud Creek, a tributary of the Stewart River.  The Rosebud 12 property is located on a parallel trend approximately 76 kilometers northeast of  the Coffee Creek property of Kaminak Gold Corporation, and 72 kilometers east of the White Gold property of Underworld Resources Inc./Kinross Gold Corporation.

Like the Klondike and the rest of the White Gold district, and in contrast to the rest of Canada, the Rosebud 12 property is in the part of the Yukon that was not glaciated during the last ice age. As a result, gold placers, and soil and silt geochemistry are very effective in locating gold deposits.

Access to the property is via helicopter.   There is no infrastructure located at the property.  Power needed for exploration activities would be provided by diesel-powered generators.  Water would be provided from nearby sources, such as streams or lakes, located on the property, subject to obtaining the necessary permits from government authorities.

N
0
250
kilometres
Rosebud Property
Dawson
Mayo
Carmacks
Ross River
Haines Junction
Whitehorse
Watson Lake

Mineral Claims Included in Rosebud 12 Property

The Rosebud 12 property consists of 48 claims covering approximately 2,500 acres.  All of the claims expire on June 30, 2011 and can be renewed for twelve-month periods by doing exploration work on the property to the value of $100 per claim or, in the alternative, pay $105 per claim to the Mining Recorder in whose office the claims are recorded and file an Application for Renewal of Grant for Quartz Mining Pay in Lieu with such Mining Recorder.

Agreements

Under the Option and Joint Venture Agreement dated November 8, 2010 and the First Amendment to Option and Joint Venture dated December 1, 2010 with The Yukon Cornelius Syndicate (the “Syndicate”), the Company was granted an option to acquire an undivided 70% interest in the property.  The Company initially paid $75,000 in cash and issued 200,000 common shares to members of the Syndicate.  By December 31, 2010, the Company must give written notice of its commitment to incur and pay exploration expenses aggregating at least $200,000 by November 2011.  To maintain the option in good standing, the Company is also required to make additional annual cash payments totaling $1,375,000 and issue an additional 2,600,000 shares over a five-year period ending in November 2015.  The remaining 2,600,000 shares that could potentially be issued on the specified anniversaries of the effective date of the agreement will be issued at a price per share equal to the closing price of the Company’s shares the day preceding the relevant anniversary date.  The Company has the option of issuing shares in lieu of any required annual cash payments.  Any shares issued in lieu of making cash payments due on the relevant anniversary of the effective date will be issued at a price per share equal to the higher of (a) the average of the closing prices of the Company’s shares on the TSXV over the 20 trading days immediately preceding the relevant anniversary of the effective date, less in each case, the maximum discount from such average permitted by the policies of the TSXV, and (b) $0.125. There are no circumstances under which the Syndicate could require payment in shares as the issuance of shares in lieu of making cash payments is at the Company’s option. By November 2015, the Company must provide written notice of its commitment to fund the preparation of a feasibility study and the study must be delivered within three years after the date of such notice.    The Syndicate shall retain a 3% net smelter returns royalty, of which the Company can purchase 1% for $1,500,000 within 90 days of delivery of a positive feasibility study.

Regional and Local Geology

The Rosebud 12 property is underlain by Devono-Mississippian felsic orthogneiss, Devono-Mississippian quartzite and quartz-muscovite schist.

A detailed magnetic derivative map from the McQuesten Survey flown by the Yukon Government and the GSC in 2009 shows that the area is cut by a grid of structures running north-south, east-west, northeast-southwest and northwest-southeast.  The staking crew reported the presence of quartz float and kill zones on the property, which warrant follow-up.  Based on the favorable geological, geochemical, and geophysical indicators, management of the Company believes that the Rosebud 12 property has excellent potential for a significant gold discovery.

Exploration History

The property area has little history of previous gold exploration.  There is no record of gold exploration on or near the property despite the presence of favorable gold geochemistry.

Planned Future Work

The Company’s 2011 exploration plans include extensive mechanized trenching of existing gold-in-soil anomalies, additional soil sampling, ground magnetic surveys and geological mapping.  The goal of this work is to identify and prioritize drill targets.  The Company has proposed exploration expenditures of $300,000 for 2011.

Croxall Property

Location and Access

The Croxall Property is located within the northwest corner of Price Township and parts of southern Ogden and eastern Thorneloe Townships, approximately 18 kilometers southwest of the city center of Timmins, Ontario.  It consists of 60 contiguous unpatented mining claim units. The property covers several gold occurrences.

Access to the property is obtained by traveling southwest from the Timmins city center down Dalton Road, a well-maintained gravel road approximately 18 kilometers.  Dalton Road crosses through the northern portion of the claim group and a few secondary logging and cottage access roads provide further access to the southern portions of the property.  There is no infrastructure located at the property.  Power needed for exploration activities would be provided by diesel-powered generators.  Water would be provided from nearby sources, such as streams or lakes, located on the property, subject to obtaining the necessary permits from government authorities.

Mineral Claims Included in Croxall Property

The Croxall property consists of 59 unpatented mining claims totaling 60 mining claim units covering approximately 2,400 acres.  The claims expire between February 14, 2016 and August 19, 2016.

Agreements

Under the Letter Agreement dated September 21, 2010 with Temex Resources Corp. (“Temex”), the Company can earn a 75% undivided interest in the property.  The Company initially issued 250,000 common shares to Temex.  To exercise the option, the Company must (1) incur exploration expenditures of at least $250,000 by September 21, 2011 and an additional $500,000 of exploration expenditures by September 21, 2014; and (2) make all remaining cash payments owed by Temex to the vendors of the property, which payments are $30,000 by June 22, 2011 and $30,000 by June 22, 2012.  The Company can extend for one year the time for completion of each milestone of the foregoing work commitment, by notice to Temex if given prior to the applicable anniversary of signing.  Each extension shall require the Company, subject to TSX-V approval, to allot and issue to Temex 125,000 common shares.  If no extension is granted to the Company in accordance with the foregoing then the Company shall exercise the option on or before September 21, 2014 (the expiration of the “Earn-in Period”) provided that each such extension which is granted to the Company shall extend the Earn-in Period by one year.

Upon exercise of the option by the Company, Temex will have 60 days to either (1) continue to participate in the joint venture on the property with the Company, or (2) allow its interest in the joint venture to be diluted by the Company.

Regional and Local Geology

The Croxall property lies within the southern portion of the Abitibi Greenstone Belt of the Superior province of the Canadian Shield, which consists of an east-west trending suite of dominantly mafic to felsic metavolcanic, metasedimentary rocks and lesser ultramafic metavolcanic rocks, and a variety of granitoid intrusives. Within the Porcupine gold camp, the metavolcanic rocks are divided into two groups, the Deloro and the Tisdale Groups (Pyke, 1982). The Deloro group consists of an older calc-alkaline sequence of andesite, basalt, dacite, and rhyolitic pyroclastic rocks capped by iron formation confined to a larger domal feature to the south, referred to as the Shaw Dome. The younger, overlying Tisdale group consists of basal ultramafic volcanics and basaltic komatiites, overlain by a thick sequence of tholeiitic basalts and capped by dacitic volcaniclastics (Pyke, 1982). A major east striking belt of clastic metasediments separate the Tisdale group to the north and Deloro Group to the south, and is bounded on the south side by the regionally extensive Destor-Porcupine Fault. This sedimentary sequence consisting of wackes, siltstones, sandstones and lesser conglomerate has been divided into two groups referred to as the Porcupine and Timiskaming groups (Piroshco and Kettles, 1991). The two groups of sediments are separated by the Timiskaming
Unconformity. The Porcupine Group is the older of the two groups and conformably overlies the Tisdale Group of rocks, while the younger Timiskaming group of sediments forms an angular unconformity with both the Tisdale Group volcanics and Porcupine Group sediments within the Timmins area (Piroshco and Kettles, 1991).
The majority of gold deposits within the Timmins area occur proximal to fault structures or within fault-bounded blocks, and the mineralized vein zones commonly occupy brittle fracture zones in these areas. The more productive faults recognized to date within the Timmins area are the Destor-Porcupine, Dome, and Hollinger faults. Most mineralized vein structures in the area are associated with carbonate-quartz-sericite-pyrite-albite alteration envelopes that are superimposed on existing, more extensive carbonate and chlorite alteration zones (Piroshco and Kettles, 1991). Within the western end of the Timmins gold camp, the Destor-Porcupine Fault Zone is offset along the north-south trending Mattagami River Fault approximately 7 kilometers further south into Price Township.

The Croxall Property is underlain primarily by a variably sheared and folded sequence of greywackes, minor arkosic sandstones, conglomerates, graphitic sediments, and lesser mafic volcanic flows and tuffs, ultramafic volcanics and feldspar+/- quartz porphyry dykes and sills. Several north and northwest trending diabase dykes traverse the property. One large feldspar porphyry lenticular shaped plug occurs within the north-central portion of the claim group surrounded by magnetic ultramafic volcanics and intrusives. A significant amount of shearing, sericite-carbonate, hematite-silica alteration and pyrite+/- arsenopyrite mineralization are documented in historical drill holes throughout the claim group and along geological contacts in particular. The Destor-Porcupine Fault Zone passes eastward along the extreme southern portion of the property. The Mattagami River Fault trending north-south lies along the extreme east property boundary. Gold values ranging from 100 to 500 ppb gold are more common while values greater than 1 or 2 g/t gold are less common. From a review of available data to date and drill core, elevated gold values appear to have been commonly associated with reddish hematite altered porphyritic felsic intrusions within the northern half of the property. The southern half on the Croxall Property had widespread carbonate and sericite alteration, minor sporadic quartz veining, very minor sulphide mineralization and very rare porphyry intrusives along with weaker gold values.

Exploration History

The Croxall Property has seen an extensive amount of exploration work carried out on it previously, including airborne and ground geophysical surveying, soil sampling, geological mapping and various diamond drilling campaigns in which 40 diamond drill holes were completed. The work is summarized below.

1946:  Bruin Yellowknife Mines Ltd carried out a ground magnetic survey over portions of the Croxall Property.

1964:  North Rock Exploration Ltd completed two diamond drill holes (NR-1 and NR-2) and a total of 278.3 meters in the northern part of the current property.

1982-1984:  Prospector Robert Rousseau performed a limited amount of mechanical trenching within the southern portion of the property.

1983:  Samin Canada carried out airborne magnetic and electromagnetic surveys over the property.

1985:  Herman Titley carried out a magnetic survey over a portion of the property.

1986:  Prospectors Jim Croxall and Matti Kangas performed limited mechanical trenching in the southern portion of the property.

1987-1990:  Chevron Canada Ltd carried out airborne magnetic and VLF electromagnetic surveying, line-cutting, ground magnetic and induced polarization surveys, geological mapping, mechanical trenching and soil sampling over the Croxall Property. A follow-up diamond drilling program consisting of four holes and 924.6 meters was reported to have yielded a few low grade intervals of 2.88 g/t gold over 0.6 meters from hole PO-88-2 and 0.55 g/t gold over 12.4 meters from hole PO-88-4.

1991-1995:  Jim Croxall and Matti Kangas completed mechanical trenching to evaluate several induced polarization anomalies outlined by Chevron Canada Ltd.  Follow-up diamond drilling was carried out with 13 holes totaling 1244 meters being completed.

1995-1998:  Inmet Mining Corporation optioned the property and completed line cutting, ground magnetometer and induced polarization surveying followed up by 12 diamond drill holes totaling 3073 meters.

2002-2004:  Porcupine Joint Venture completed airborne magnetic surveying and a Mobile Metal Ion soil sampling survey over the Croxall Property. A six-hole diamond drill program covering 1294 meters was subsequently carried out.

2004-2005:  Lake Shore Gold Corporation optioned from prospectors Jim Croxall and Matti Kangas in 2004.  A total of 5 diamond drill holes and 1884.0 meters and were subsequently drilled in 2005 targeting the feldspar porphyry intrusions within the northern portion of the current property. No significant gold values were obtained and the option was later dropped.

2009:  Temex Resources Corporation optioned the 60 mining claim units from prospector Jim Croxall, Bob DeCarle and Mrs. Matti Kangas.

Temex carried out a program of diamond drilling and soil sampling on the property from August 2009 to October 2009.  The drilling program consisted of 8 holes and 2,863 meters which targeted various areas with anomalous gold mineralization, felsic intrusives and strong alteration. The drilling program was successful in expanding the geological and structural understanding of the property area and in locating additional gold mineralization.  The northern half of the property was found to have a dominant hematite-silica-pyrite alteration associated with numerous felsic intrusive sills and plugs.  The southern half of the property was found to have a dominant sericite-ankeriate alteration with occasional quartz-ankerite veining, generally very minor sulfides and no felsic intrusions.  A limited amount of Mobile Metal Ion soil sampling was also carried out over selected untested historical induced polarization anomalies within the extreme north part of the claim group and were found to have anomalous concentrations of zinc and lead in the soils.

Planned Future Work

The Company’s 2011 exploration plans for the Croxall property will consist of a drilling program comprised of 6 or more holes totaling at least 2,500 meters.  The Company has proposed exploration expenditures of $600,000 for 2011.

GP2 Property

Location and Access

The property is located in the Norton-McFaulds Lake Area of Northern Ontario in areas BMA 523 864, BMA 523 871 and BMA 522 871.  The property can be found approximately 90 kilometers northwest of Marten Falls First Nation at Ogoki Post, Ontario and approximately 46 kilometers southwest of the Eagle One property of Noront Resources Ltd.  Fly in access can be obtained from flight bases in Armstrong, Ontario at the end of Highway #527 or from Nakina, Ontario by taking Provincial Secondary Route #584, 65 kilometers north from Geraldton, Ontario.  There is no infrastructure located at the property.  Power needed for exploration activities would be provided by diesel-powered generators.  Water would be provided from nearby sources, such as streams or lakes, located on the property, subject to obtaining the necessary permits from government authorities.

Mineral Claims Included in the GP2 Property

The GP2 property consists of 17 unpatented claims totaling 240 claim units covering approximately 9,600 acres.  The claims expire between February 20, 2013 and March 19, 2013.

Agreements

Under the Letter Agreement dated September 2, 2008 with Temex and East West Resource Corporation (now known as Rainy Mountain Royalty Corp. (“Rainy Mountain”)), the Company can earn an undivided 50% interest in the property.  The Company initially issued 375,000 common shares to each of Temex and Rainy Mountain.  To exercise the option, the Company must incur at least $500,000 of exploration expenditures by September 2, 2009, issue an additional 125,000 common shares to each of Temex and Rainy Mountain by September 2, 2009, incur an additional $1,500,000 of exploration expenditures by September 2, 2010, and incur an additional $3,000,000 of exploration expenditures by September 2, 2011.  The Company may extend for one year the time for completion of each milestone of the foregoing work commitment, by notice to Temex and Rainy Mountain if given prior to the applicable milestone deadline.  Each extension requires the Company, subject to TSX-V approval, to allot and issue to each of Temex and Rainy Mountain 125,000 common shares.  If no extension is granted to the Company in accordance with the foregoing then the Company must exercise the option on or before September 2, 2012 (the expiration of the “Earn-in Period”) provided that each such extension which is granted to the Company shall extend the Earn-in Period by one year.  The Company incurred $525,073 of exploration costs during 2008 and issued 250,000 common shares in 2009.

On July 27, 2010, the Company announced that it had extended the time for completion of its work commitments on the GP2 property of $1,500,000 by September 2, 2010 and an additional $3,000,000 by September 2, 2011 by one year.  Prior to September 2, 2011, the Company intends to further extend these work commitments to September 2, 2012 and September 2, 2013 respectively. The Company issued an additional 250,000 common shares to obtain this extension from Temex and Rainy Mountain.

Upon exercise of the option by the Company, each of Temex and Rainy Mountain will have 60 days to elect to either (1) continue to participate in the joint venture on the property, or (2) relinquish its participating interest in joint venture in exchange for a 7.5% carried and non-assessable interest in the property to the date of commencement of commercial production.

Regional and Local Geology

The GP2 property is located in the Mameigwess-Rowlandson Lake Greenstone Belt to the unnamed greenstone belt found on surface over 27 kilometers long to the east in the Fishtrap Lake area, which is probably an extension of the Mameigwess-Rowlandson Lake Greenstone Belt located to the west by Lansdowne House, Ontario. This greenstone belt consists of mafic pillow lava volcanics bordered mainly by larger posttectonic plutons of pegmatite granites and monzonites. Specifically, the GP2 property has been mapped as containing quartz diorite rocks along southwest-northeast trend outlined by an original aeromagnetic trend that can be seen from the results of an aeromagnetic survey flown from 1959 to 19601. Associated with the volcanics in the Mameigwess-Rowlandson Lake Greenstone Belt to the more easterly unnamed belt are the Lansdowne House intrusion to the west and Fishtrap hornblende gabbro intrusion to the east of the property that may represent similar or related intrusions to that discovered in a portion of the GP2 Property. This intrusion either or both intruded along and within the “Ring of Fire” arc and the large crustal scale Stull-Wunnumin Fault mapped out to the west-northwest to east-southeast of which controls the emplacement of Lansdowne House and Fishtrap intrusions in the Mameigwess-Rowlandson Lake Greenstone Belt to the unnamed greenstone belt.

Exploration History

Apart from the earlier reconnaissance geology and geophysics performed by the federal and provincial geological surveys, there has been no previous work on the GP2 property itself and the property was unexplored prior to the

_____________________________

1 1962 Bostock, H.H. of the Geological Survey of Canada.

recent VTEM and magnetic survey flown for the drill program conducted by the Company in September 2008. However, detailed geology mapped in the Mameigwess-Rowlandson Lake Greenstone and adjacent belts and interpretation of the same magnetic trend on the property as with properties in the greater McFaulds Lake or “Ring of Fire” area provided previous work in the region and analysis leading up to the planning of the drill program.

In September 2008, the Company drilled a total of 8 holes totaling 1,287 meters on the GP2 property.  The holes were designed to test for nickel and copper mineralization on potential ultramafic-mafic intrusions and test for potential VMS mineralization in metavolcanic rocks.  The program was successful in intercepting both types of deposits.  Nickel and copper mineralization was intercepted on an intrusion with as high as 1.432% copper and 0.412% nickel on some intercepts and an overall weighted average of 0.2% copper and 0.057% nickel in 61 samples.

Planned Future Work

The Company has no exploration plans for the GP2 property for 2011.  The Company intends to further extend its work commitment, which must be completed by September 2, 2011, to September 2, 2012.

Item 4A.  Unresolved Staff Comments.

Not Applicable.

Item 5.  Operating and Financial Review and Prospects.

The following discussion of the financial position, changes in financial position and results of operation of the Company for the fiscal years ended December 31, 2009, 2008 and 2007 should be read in conjunction with the accompanying audited financial statements of the Company and related notes included therein.  The discussion for the nine months ended September 30, 2010 and 2009 should be read in conjunction with the interim financial statements of the Company.

The Company’s financial statements are prepared in accordance with Canadian GAAP, the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except for the differences noted in Note 13 of the Company’s audited financial statements for the years ended December 31, 2009, 2008 and 2007 and Note 12 of the Company’s financial statements for the nine months ended September 30, 2010 and 2009, which are included herein.  The noon rate of exchange on March 18, 2011 , reported by the United States Federal Reserve Bank of New York, for the conversion of Canadian dollars into United States dollars was CDN$0.9846 (US$1.0156 = CDN$1.00).   The effects of inflation and price changes have not had a material impact on the Company’s operations since its incorporation.

The Company’s financial statements were prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge liabilities in the normal course of business.

Overview

The Company was incorporated on August 28, 1998 and remained without a business asset until 2002, when it acquired all of the issued and outstanding shares of 977887 Alberta Inc. in exchange for 13,668,413 common shares. The 13,668,413 common shares were then distributed to the shareholders of the company that had owned 977887 Alberta Inc.  Effective September 1, 2004, the Company continued and became a company under the Business Corporation Act (British Columbia).

The Company is a junior mineral exploration company engaged in the business of acquiring, exploring and evaluating natural resource properties, and either joint venturing or developing these properties further depending on the evaluation of the property.  The Company has been focusing on unproven mineral properties it has acquired in northern Ontario and the Yukon Territory.

Resource exploration and development is a speculative business, characterized by significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits that, though present, are insufficient in quantity and quality to return a profit from production.  As is common with most mineral exploration companies, the Company’s business requires significant amounts of capital to acquire properties for exploration, to conduct exploration on the properties to establish ore reserves and, if warranted, to develop metallurgical processes to extract the metals from the ore and to construct mining and processing facilities for mining.  While the Company has attempted to use shares of its common stock to acquire property interests in order to conserve its cash for use in its exploration activities, the Company’s ability to continue exploring its unproven mineral interests is dependent upon its ability to raise additional capital to fund its exploration expenditures. Additional capital may be sought from the sale of additional common shares or other equity or debt instruments. There is no assurance such additional capital will be available to the Company on acceptable terms or at all.  As the Company does not have any property interests with a known body of commercial ore at present, it cannot generate revenues from operations.

The Company tries to mitigate the risks inherent in mineral exploration by pursuing only those opportunities that appear to be most likely to result in a profitable outcome.  Also, as described above, the Company has tried to minimize its cash outlays by using shares of its common stock for property consideration.

Operating Results

Nine Months Ended September 30, 2010 Compared to Nine Months Ended September 30, 2009

During the nine months ended September 30, 2010, the Company incurred expenses of $283,803 compared with expenses of $551,737 in the same period of 2009.  The decrease of $267,934 was primarily due to a decrease in stock-based compensation of $225,503 resulting from the grant of stock options in 2008 and 2009.  During 2010, the Company paid annual maintenance fees of $7,864 for its Yamba Lake property and these costs were recorded as an impairment charge.  During 2009, annual maintenance fees of $13,998 were paid for its Yamba Lake property and the remaining value of $14,098 was recorded as an impairment charge.  During the nine months ended September 30, 2010, the Company earned interest income of $4,492 to reduce the net loss before income taxes to $287,175 or $0.01 per share.  During the nine months ended September 30, 2009, the Company earned interest income of $17,053 to reduce the net loss to $548,782 or $0.01 per share.

During 2010 and 2009, the Company incurred minimal expenditures on its unproven mineral interests due to insufficient funds.  The Company spent $9,431 on its Northern Star Eagle and Southern Star Eagle property during the nine months ended September 30, 2009 and $-0- in 2010.  Expenditures on the GP2 property were $4,807 plus shares valued at $12,500 for the acquisition cost in 2009.  In 2010, the Company issued shares valued at $12,500 to extend its exploration commitments by one year on the GP2 property.

Fiscal Year Ended December 31, 2009 Compared to Fiscal Year Ended December 31, 2008

During the year ended December 31, 2009, the Company incurred expenses of $714,570 compared with expenses of $952,222 in fiscal 2008, a decrease of $237,652.  The major changes were a decrease of $101,321 in stock-based compensation resulting from a total of 5,625,000 options granted during 2008 and reductions of $34,487 for professional fees and $58,607 for investor relations, both related to financing.  During 2009, the Company recovered $23,297 for a security bond on property in Nevada and recorded it as a recovery of impairment charge, and wrote off the full amount of its Yamba Lake and Nevada properties.  Combined with interest income of $18,052 and foreign exchange losses of $3,059, the net loss before income taxes was $690,478 or $0.01 per share in 2009.  The Company also recorded a future recovery of income taxes in the amount of $225,000 relating to flow-through shares issued in 2008, which further reduced the 2009 net loss to $465,478.  During 2008, the Company recorded an impairment charge of $474,627 on its Nevada properties and wrote down its investment on its Yamba Lake property in the Northwest Territories by $6,899.  This total impairment of $481,526 and a loss on foreign exchange of $613 less interest income of $50,292 increased the net loss to $1,384,069 or $0.03 per share.

During 2008, the Company acquired two options on unproven mineral properties.  The first was an option to acquire a 50% interest in 74 staked mineral claims at Northern Star Eagle and Southern Star Eagle located in the James Bay Lowlands region of northern Ontario, Canada, for $402,501, and incurred exploration expenditures of $641,148 on the properties.  The second was an option to acquire a 50% interest in the GP2 property also located in the James Bay Lowlands region.  GP2 comprises 17 mining claims totalling 240 claim units.  The Company has issued a total of 1,500,000 common shares (valued at $132,500) in 2008 and 2009 towards the acquisition cost of the properties and exploration expenditures of $525,073 were incurred on the property in 2008 and $4,807 in 2009.  In December 2009, the Company issued an additional 250,000 common shares, valued at $12,500, to extend its exploration commitments for an additional year.

Fiscal Year Ended December 31, 2008 Compared to Fiscal Year Ended December 31, 2007

During the year ended December 31, 2008, the Company incurred expenses of $952,222 compared with expenses of $774,408 in fiscal 2007.  The major change was an increase of $138,550 in stock-based compensation resulting from a total of 3,950,000 options granted during 2008.  During the year, the Company recorded an impairment charge of $474,627 on its Nevada properties and wrote off its investment of $6,899 on its Yamba Lake property in the Northwest Territories.  This total impairment of $481,526 and a loss on foreign exchange of $613 less interest income of $50,292 increased the net loss to $1,384,069 or $0.03 per share.  During the prior year, the Company earned interest income of $37,615, realized a net gain of $10,872 on the sale of marketable securities, and incurred foreign exchange losses of $5,307.  These items reduced the net loss for 2007 to $731,228 or $0.02 per share.

Liquidity and Capital Resources

At September 30, 2010, the Company had working capital of $533,331.

The Company had options to earn a 50% interest on two properties in the James Bay Lowlands region of northern Ontario, Canada.  The Company has incurred cumulative exploration expenditures of $1,206,957 to September 30, 2010 on the properties and must incur exploration expenditures totalling $7,500,000 over a three-year period.  In December 2009, the Company extended the time to complete the exploration commitments on the Northern Star Eagle and the Southern Star Eagle property by one year by issuing 250,000 common shares (recorded at their fair value of $12,500), and in July 2010, the Company extended the time to complete the exploration commitments on the GP2 property by one year by issuing 250,000 common shares (recorded at their fair value of $12,500).  In October 2010, the Company terminated its agreement on the Northern Star Eagle and the Southern Star Eagle properties.

In September 2010, the Company entered into an option and joint venture agreement allowing the Company to earn not less than a 75% interest in the Croxall property, a 2,400 acre property located in the area known as the West Timmins Gold District, Ontario.  In October 2010, the Company obtained approval from the TSX-V and issued 250,000 common shares for the interest.

Also in October 2010, the Company completed a financing of 9,100,000 flow-through common shares at $0.10 per flow-through share and 5,900,000 units at $0.10 per unit for gross proceeds of $1,500,000.  Each unit consists of one common share and one-half warrant.  Each whole warrant may be exercised at a price of $0.15 until October 20, 2012.  The Company paid commissions of $89,400 plus expenses of $30,030 and issued 1,490,000 broker warrants, exercisable to acquire one unit at a price of $0.10 per unit under October 20, 2012.

Exploration activities are required on the Company’s mineral interests in Northern Ontario.  In October 2010, the Company completed a private placement with gross proceeds of $1,500,000.   Accordingly, as of the date of this registration statement, the Company has sufficient funds to complete the exploration activities required during the current year.  These exploration activities may change due to ongoing results and recommendations and the Company may be required to obtain additional financing.  The Company has relied solely on equity financing to raise the requisite financial resources.  While it has been successful in the past, there can be no assurance that the Company will be successful in completing future financings should the need arise.  Each year and on both properties in Northern Ontario, the Company has the option to defer the required exploration expenditures for one year by issuing additional common shares to the optionor.

Trend Information

None of the Company’s assets are currently in production or generate revenue.

Off-Balance Sheet Arrangements

The Company does not have any material off balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

While the Company does not have any contractual obligations, it has several work commitment obligations that must be satisfied if it wishes to exercise its option on several properties.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

The names, positions held with the Company and terms of office of each director and officer of the Company as of the date of this registration statement, are as follows:
Name	Position with the Company	Term of Office (for each office held)
James R. Brown	Chairman President and Chief Executive Officer Director	October 2002 to present January 2004 to present October 2002 to present
Janice Brown	Chief Financial Officer Corporate Secretary Director	April 2005 to present November 2004 to present January 2004 to present
Gordon S. McKinnon	Director	July 2009 to present
Herb J. Leary	Director	October 2010 to present

Each director’s term of office shall expire at the Company’s next annual general meeting.  The Company does not have an executive committee or a compensation committee. The Company’s audit committee is responsible for reviewing the Company’s financial statements before they are approved by the Company’s directors.

Janice Brown is the spouse of James R. Brown.  There are no other family relationships between any directors or executive officers of the Company.  To the best of the Company’s knowledge, there are no arrangements or understandings with major shareholders, customers, suppliers, or others, pursuant to which any of the Company’s officers or directors was selected as an officer or director of the Company.

The Company is an exploration stage junior exploration company.  As such, at its stage of development it does not require full-time employees.  The Company’s personnel needs will be dependent upon its level of exploration programs and financial condition.  The officers and directors of the Company will devote as much time as is needed.

Set forth below are brief descriptions of recent employment and business experience of the Company’s officers and directors.

James R. Brown (Age 61), Chairman, President, Chief Executive Officer and Director

Mr. Brown graduated from the University of Calgary, Alberta, Canada in 1971 with a Bachelor of Science Degree.  In 1972, Mr. Brown obtained his Graduate Gemologist in Residence Diploma from the Gemological Institute of America (“GIA”), in Los Angeles, California.  Mr. Brown taught gemology at the GIA for approximately two years after graduating from the school.  Mr. Brown was a principal shareholder in International Gemological Laboratories, a gem-trade laboratory operating in Tokyo, Japan.  This company was responsible for grading diamonds for the largest diamond importers in Japan.  In late 1975, Mr. Brown returned to Los Angeles, California and in 1976, moved to Calgary, Alberta, Canada to set up Diamonds International Ltd., a diamond import/export company.  In 1981, Mr. Brown became involved as a principal shareholder in Futurtek Communications Inc., a publicly traded company involved in manufacturing a series of automatic dialing devices that were marketed to the alternate long distance carriers who were competing with AT&T.  In 1985, Mr. Brown sold his controlling interest in Futurtek Communications Inc. to United Artists Communications of San Francisco.  Since 1986, Mr. Brown has been involved in various Canadian public companies involved in mining exploration and development.

Janice Brown (Age 60), Chief Financial Officer, Corporate Secretary and Director

Mrs. Brown has over 35 years of general accounting experience including over 15 years with various Canadian public companies.  Earlier in her career, Mrs. Brown had a private consulting firm where she provided accounting services to various industries and implemented cost control systems.  She later became involved with oil and gas companies specializing in joint venture accounting as well as converting their accounting from manual systems to computerized systems.  Mrs. Brown also dealt extensively with government Petroleum Incentive Program Grants and Alberta Petroleum Incentive Program Grants.  She has been the Chief Financial Officer of the Company since April 2005.

Gordon S. McKinnon (Age 27), Director

Mr. McKinnon graduated with an Honors Bachelor degree in Management and Organizational Studies from the University of Western Ontario in 2006 and has served as the President, CEO and a Director of Canadian Orebodies Inc. since its inception in January 2008.  From June 2007 to March 2008, Mr. McKinnon provided his services to Baltic Resources Inc. as Manager of Corporate Development.  In addition, Mr. McKinnon is a principal of McKinnon Prospecting Ltd., a private mineral exploration company, and has been a director of PhosCan Chemical Corporation, a bankable-feasibility stage phosphate company, since March 2008.

Herbert J. Leary (Age 48), Director

Mr. Leary has extensive experience in the real estate industry and the financial markets for three decades. He has been principal broker/owner of Leary Estates based in Los Angeles, California since 1994. Mr. Leary has been an investor in the Company and followed the Company since its early years. He brings a background in real estate investing, acquisitions, marketing and finance as well as a broad background in technology.

Compensation

Summary Compensation Table

The following table (presented in accordance with National Instrument Form 51-102F6) sets forth all annual and long term compensation for services in all capacities to the Company for the financial years ended December 31, 2009 and 2008 (to the extent required by Form 51-102F6) in respect of each of the individuals comprised of each Chief Executive Officer and the Chief Financial Officer who acted in such capacity for all or any portion of the most recently completed financial year, and each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity (other than the Chief Executive Officer and Chief Financial Officer), as at December 31, 2009, whose total compensation was, individually, more than $150,000 for the financial year and any individual who would have satisfied these criteria but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the most recently completed financial year (collectively the “Named Executive Officers”):

					Non-Equity Incentive Plan Compensation		Pension Value ($)	All Other Compen-sation ($) (5)
Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards ($)	Annual Incentive Plans	Long-term Incentive Plans			Total Compen-sation ($)
James R. Brown CEO and President	2009	Nil	N/A	39,732(1)	N/A	N/A	N/A	137,535	177,267
	2008	Nil	N/A	245,083(2)	N/A	N/A	N/A	129,240	374,323
Janice Brown CFO & Corporate Secretary	2009	Nil	N/A	28,380(3)	N/A	N/A	N/A	54,000	82,380
	2008	Nil	N/A	173,108(4)	N/A	N/A	N/A	54,000	227,108

(1)
The grant date fair values of James R. Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 115.31%, weighted average risk free interest rate of 1.60% per annum and a dividend yield of nil.

(2)
The grant date fair values of James R. Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 94.11%, weighted average risk free interest rate of 3.47% per annum and a dividend yield of nil.

(3)
The grant date fair values of Janice Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 115.31%, weighted average risk free interest rate of 1.60% per annum and a dividend yield of nil.

(4)
The grant date fair values of Janice Brown’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 97.09%, weighted average risk free interest rate of 3.53% per annum and a dividend yield of nil.

(5)	All other compensation consists of management fees paid to James R. Brown and secretarial and administrative service fees paid to Janice Brown.

Incentive Plan Awards

The Company does not have any incentive plans, pursuant to which cash compensation that depends on achieving certain performance goals or similar conditions within a specified period is awarded, earned, paid or payable to the Named Executive Officer(s).

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Named Executive Officers, as at the end of the most recently completed financial year and including awards granted before the most recently completed financial year, under incentive plans of the Company pursuant to which compensation depends on achieving certain performance goals or similar conditions within a specified period:

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
James R. Brown CEO & President	1,800,000 1,100,000 300,000 1,400,000	$0.23 $0.19 $0.25 $0.10	Feb/11 Jan/13 June/13 Jan/14	Nil	Nil Nil Nil 525,000	Nil

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
Janice Brown CFO& Corporate Secretary	465,000 800,000 200,000 1,000,000	$0.23 $0.21 $0.25 $0.10	Feb/11 Jan/13 June/13 Jan/14	Nil	Nil Nil 25,000 375,000	N/A

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.04 and the exercise or base price of the option.

Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Named Executive Officers are as follows:

NEO Name	Option-Based Awards – Value Vested During the Year(1) ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
James R. Brown CEO & President	Nil	N/A	N/A
Janice Brown CFO & Corporate Secretary	Nil	N/A	N/A

(1)	The market price of the underlying securities was lower than the exercise price of the options under the option-based award throughout the vesting periods.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the Named Executive Officers at, following, or in connection with retirement.

Termination and Change of Control Benefits

The Company does not have any contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer at, following, or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

Director Compensation

The following table sets forth all amounts of compensation provided to the directors, who are each not also a Named Executive Officer, for the Company’s most recently completed financial year:

Director Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
Gordon S. McKinnon	Nil	Nil	5,742(1)	Nil	Nil	Nil	5,742

(1)
The grant date fair values of Mr. McKinnon’s options were calculated using the Black Scholes model with the following assumptions:  expected life of 5 years, weighted average expected volatility of 115.77%, weighted average risk free interest rate of 2.52% per annum and a dividend yield of nil.

The Company has no arrangements, standard or otherwise, pursuant to which Directors are compensated by the Company or its subsidiary for their services in their capacity as Directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year or subsequently, up to and including the date of this registration statement.

The Company has a stock option plan for the granting of incentive stock options to the officers, employees and Directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

Incentive Plan Awards – Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information concerning all awards outstanding in relation to each of the Directors who are not Named Executive Officers, as at the end of the most recently completed financial year and including awards granted before the most recently completed financial year, under incentive plans of the Company pursuant to which compensation depends on achieving certain performance goals or similar conditions within a specified period:

Director Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-Money Options(1) ($)	Number of Shares or Units of Shares that Have not Vested (#)	Market or Payout Value of Share-Based Awards that Have not Vested ($)
Robert D. Cudney2	500,000 300,000	$0.18 $0.25	Jan/13 June/13	Nil	Nil 37,500	Nil
Gordon S. McKinnon	200,000	$0.10	Aug/14	Nil	125,000	Nil

(1)
This amount is calculated based on the difference between the market value of the securities underlying the options at the end of the most recently completed financial year, which was $0.04, and the exercise or base price of the option.

(2)	Mr. Cudney resigned as a director on October 4, 2010.

Incentive Plan Awards – Value Vested or Earned During the Year

The value vested or earned during the most recently completed financial year of incentive plan awards granted to Directors who are not Named Executive Officers are as follows:

Director Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Robert D. Cudney	63,603	N/A	N/A
Gordon S. McKinnon	2,153	N/A	N/A

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth the Company’s compensation plans under which equity securities are authorized for issuance as at the end of the most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	9,365,000	$0.18	719,841
Equity compensation plans not approved by security holders	Nil	N/A	Nil
Total	9,365,000	$0.18	719,841

Board Practices

Directors are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed.  See “Item 6. Directors, Senior Management and Employees – Directors and Senior Management” for information regarding the periods of service of the Company’s officers and directors.

Audit Committee

The primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’ auditing, accounting and financial reporting processes.

The Company’s Audit Committee is comprised of three directors, the majority of whom are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

At least one member of the Committee has accounting or related financial management expertise.  All members of the Committee that are not financial literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices.  For the purposes of the Company’s Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders’ meeting.  Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Janice Brown, Herbert J. Leary and Gordon S. McKinnon are the members of the Committee.  Each is considered to be financially literate.  Messrs. Leary and McKinnon are independent as defined by National Instrument 52-110.

Remuneration Committee

The Company does not have a separate remuneration committee.  The independent Directors, Herbert J. Leary and Gordon S. McKinnon, have the responsibility for determining compensation for the directors and senior management.

Employees

As of the date of this registration statement the Company has no employees.  As such, at its stage of development management does believe the Company requires any full-time employees. The Company’s needs will be dependent upon its level of exploration programs and financial condition.

Share Ownership

The following table sets forth certain information regarding ownership of the Company’s shares by the Company’s officers and directors as of March 18, 2011 .

Title of Class	Name of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	James R. Brown	3,842,321(2)	5.43%
Common Stock	Janice Brown	4,098,803(3)	5.84%
Common Stock	Gordon S. McKinnon	681,250(4)	1.01%
Common Stock	Herbert J. Leary	393,750(5)	0.59%

NOTES:

(1)
Where persons listed on this table have the right to obtain additional shares of common stock through the exercise of outstanding options or warrants within 60 days from March 18, 2011 , these additional shares are deemed to be outstanding for the purpose of computing the percentage of common stock owned by such persons, but are not deemed to be outstanding for the purpose of computing the percentage owned by any other person.  Based on 67,104,207 shares of common stock outstanding as of March 18, 2011 .

(2)	Includes 217,321 shares held by Mr. Brown and vested options held by Mr. Brown to acquire 3,625,000 shares.
(3)	Includes 973,803 shares held by Mrs. Brown and vested options held by Mrs. Brown to acquire 3,125,000 shares.
(4)	Includes 250,000 shares held by Mr. McKinnon, vested options held by Mr. McKinnon to acquire 381,250 shares and warrants held by Mr. McKinnon to acquire 50,000 shares.
(5)	Includes 200,000 shares held by Mr. Leary and vested options held by Mr. Leary to acquire 193,750 shares.

All of the Company’s shareholders have the same voting rights.

Stock Options

The TSX Venture requires all TSX Venture listed companies to adopt stock options plans, and such plans must contain certain provisions. The Company’s existing stock option plan (the “Plan”), which was accepted by the TSX-V on July 28, 2004 and approved by the Company’s shareholders on August 23, 2004, provides that a total of 13,358,841 common shares are reserved for issuance upon exercise of stock options granted under the Plan.  As of March 18, 2011 , the Company had options outstanding under the Plan to purchase 12,490,000 common shares.  The purpose of the Plan is to provide incentive to the Company’s employees, officers, directors, and consultants responsible for the continued success of the Company.  The following is a summary of the Plan.

Administration of the Stock Option Plan

The Stock Option Plan provides that it will be administered by the Company’s board of directors (the “Board”).

Description of Stock Option Plan

Options to purchase up to 13,358,841 common shares may be granted under the Plan to directors, senior officers, employees or companies that are wholly-owned by such persons, as well as to consultants.  No more than an aggregate of 5% of the issued and outstanding common shares may be granted to any one individual in any 12-month period, unless the Company is a Tier 1 issuer and has obtained disinterested shareholder approval.  No more than 2% of the issued and outstanding common shares may be granted to any one consultant or to an employee conducting investor relations activities in any 12-month period.

The options issued pursuant to the Stock Option Plan will be exercisable at a price not less than the Discounted Market Price of the Company’s common shares at the time the option is granted.  “Discounted Market Price” is defined in TSX Venture Exchange Policy 1.1 and means the last closing price of the Company’s common shares before the filing of the Notice of the Transaction filed with the Exchange, less a maximum discount of 25% where the closing price does not exceed $0.50 per share.

Options under the Stock Option Plan will be granted for a term not to exceed 10 years from the date of their grant, provided that if the Company is then a “Tier 2” company listed on the TSX Venture, the term of the option will be not more than five years.  The Company is currently a Tier 2 company.

Options under the Stock Option Plan will be subject to such vesting schedule as the Board may determine, with a specified minimum vesting schedule for options granted to consultants who perform investor relations activities.  In the event that an option is to be terminated prior to expiry of its term due to certain corporate events, all options then outstanding shall become immediately exercisable for 30 days after notice thereof, notwithstanding the original vesting schedule.

Options will also be non-assignable and non-transferable, provided that they will be exercisable by an optionee’s legal heirs, personal representatives or guardians for up to 12 months following the death or termination of an optionee due to disability, or up to 12 months following the death of an employee if the employee dies within 12 months of termination due to disability.  All such options will continue to vest in accordance with their original vesting schedule.

If a material alteration in the capital structure of the Company occurs as a result of a recapitalization, stock split, reverse stock split, stock dividend, or otherwise, the Board shall make adjustments to the Stock Option Plan and to the options then outstanding under it as the Board determines to be appropriate and equitable under the circumstances in order to preserve the rights of the participants in the Plan substantially proportionate to those existing prior to the event.

The TSX Venture requires all TSX Venture listed companies who have adopted stock option plans which reserve a maximum of 10% of the number of common shares of the Company issued and outstanding on the applicable date of grant, to obtain shareholder approval to the Stock Option Plan on an annual basis.

As of March 18, 2011 , an aggregate of 12,490,000 options to purchase shares of the Company’s common stock remain outstanding to the Company’s officers and directors and consultants:

Optionee	Nature of Option	No. of Options	Exercise Price/Share $	Expiry Date
James R. Brown	Officer/Director	1,100,000	0.19	Jan 11, 2013
James R. Brown	Officer/Director	300,000	0.25	Jun 10, 2013
James R. Brown	Officer/Director	1,400,000	0.10	Jan 21, 2014
James R. Brown	Officer/Director	1,250,000	0.15	Dec 6, 2015
James R. Brown	Officer/Director	625,000	0.15	Jan 5, 2016
James R. Brown	Officer/Director	325,000	0.14	Feb 11, 2016

Optionee	Nature of Option	No. of Options	Exercise Price/Share $	Expiry Date

Janice Brown	Officer/Director	800,000	0.21	Jan 29, 2013
Janice Brown	Officer/Director	200,000	0.25	Jun 10, 2013
Janice Brown	Officer/Director	1,000,000	0.10	Jan 21, 2014
Janice Brown	Officer/Director	1,250,000	0.15	Dec 6, 2015
Janice Brown	Officer/Director	625,000	0.15	Jan 5, 2016
Janice Brown	Officer/Director	1,125,000	0.14	Feb 11, 2016

Gordon S. McKinnon	Director	200,000	0.10	Aug 5, 2014
Gordon S. McKinnon	Director	250,000	0.10	Sept 3, 2015
Gordon S. McKinnon	Director	150,000	0.15	Dec 6, 2015

Herbert J. Leary	Director	200,000	0.16	Oct 25, 2015
Herbert J. Leary	Director	250,000	0.15	Dec 6, 2015

Wildstein Advisory Services Inc.	Consultant	340,000	0.10	Jan 1, 2012
Steven Wildstein	Consultant	400,000	0.15	Jan 5, 2016

Bob Nowell	Consultant	200,000	0.14	Feb 11, 2016

Bruce Durham	Consultant	500,000	0.25	Jun 12, 2013
TOTAL:		12,490,000

(1)	Mr. Cudney resigned from the Board of Directors on October 4, 2010 and pursuant to the Company’s Stock Option Plan, Mr. Cudney’s options will expire 90 days after his resignation.

Warrants

As of March 18, 2011 , the following non-transferable common share purchase warrants were issued and outstanding:

•	Warrants exercisable for the purchase of 5,354,162 common shares at $0.20 per share, which expire at June 5, 2011
•	Warrants exercisable for the purchase of 270,837 common shares at $0.40 per share, expiring June 5, 2011
•	Warrants exercisable for the purchase of 2,950,000 common shares at $0.15 per share, expiring October 20, 2012

As of March 18, 2011 , one director, Gordon S. McKinnon, held 50,000 warrants exercisable at $0.15 expiring on October 20, 2012.

There are no assurances that the options or warrants described above will be exercised in whole or in part.

Item 7.  Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth certain information regarding ownership of the Company’s shares by all persons who own five percent (5%) or more of the Company’s outstanding shares, as of March 18, 2011 .

Title of Class	Name and Address of Owner	Shares and Rights Beneficially Owned or Controlled (1)	Percent of Class (1)
Common Stock	Sheldon Inwentash The Exchange Tower 130 King Street West Suite 2810 Toronto, Ontario M5X 1A9 Canada	6,750,000	10.1

None of the Company’s principal shareholders have different voting rights than any of the Company’s other common shareholders.  There have been no significant changes to the above listed persons’ ownership during the past three years.

United States Shareholders

As of March 18, 2011 , there were 9 registered holders of the Company’s common shares in the United States, with combined holdings of 3,038,000 shares, representing 4.53% of the issued shares of the Company on March 18, 2011 .  The Company does not know how many beneficial shareholders it has in the United States, but management believes there are less than 300 such shareholders.

Control by Foreign Government or Other Persons

To the best of the Company’s knowledge, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this registration statement, there are no arrangements known to the Company which may at a subsequent date result in a change of control of the Company.

Related Party Transactions

Since January 1, 2007, except for the payment of management fees to James R. Brown (2009 - $137,535; 2008 - $129,240)  and the payment of secretarial and administrative service fees (2009 - $54,000; 2008 - $54,000) and rent (2009 - $24,000; 2008 - $24,000) to Janice Brown, the Company has not entered into any transactions or loans between the Company and any:  (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individuals’ family; (d) key management personnel and close members of such individuals’ families; or (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly by any person described in (c) or (d) or over which such a person is able to exercise significant influence.

Effective January 1, 2005, we entered into a Management and Consulting Services Agreement with James R. Brown and an Office Services Agreement with Janice Brown.  The term of both agreements ended December 31, 2007.  Mr. Brown's agreement required payment for his services at the rate of $6,500 per month and was amended on April 1, 2006 to extend the term of the original agreement from December 31, 2007 to March 31, 2009 and to increase the compensation to US$10,000 per month beginning April 1, 2006.  Mrs. Brown's agreement required payment for her services at the rate of $4,500 per month and payment for office space rental at the rate of $2,000 per month.  Both Mr. Brown and Mrs. Brown have been retained on a month to month basis since the expiration of their agreements.

Interests of Experts and Counsel

Not applicable.

Item 8.  Financial Information.

Consolidated Statements and Other Financial Information	Page
Audited Financial Statements for the Years Ended December 31, 2009, 2008 and 2007	F-1
Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010 and 2009	FF-1

Significant Changes

None.

Dividend Policy

The Company has not paid any dividends on its common shares and does not intend to pay dividends on its common shares in the immediate future.  Any decision to pay dividends on its common shares in the future will be made by the board of directors of the Company on the basis of earnings, financial requirements and other such conditions that may exist at that time.

Legal Proceedings

None.

Item 9.  The Offer and Listing.

Price History

The Company’s common stock commenced trading on the TSX Venture on September 1, 2004.  The Company’s stock currently trades on the TSX Venture under the symbol “MC” and CUSIP number 599805.

The following table sets forth the market price ranges of the common shares of the Company on the TSX Venture for the periods indicated:

TSX Venture Exchange Stock Trading Activity

	Sales Price ($)
Year Ended	High	Low
December 31, 2010	0.22	0.025
December 31, 2009	0.065	0.03
December 31, 2008	0.33	0.025
December 31, 2007	0.285	0.11
December 31, 2006	0.58	0.16

	Sales Price ($)
Quarter Ended	High	Low
December 31, 2010	0.22	0.085
September 30, 2010	0.09	0.035
June 30, 2010	0.05	0.035
March 31, 2010	0.06	0.035
December 31, 2009	0.065	0.035
September 30, 2009	0.055	0.03
June 30, 2009	0.045	0.03
March 31, 2009	0.05	0.03
December 31, 2008	0.135	0.02
September 30, 2008	0.235	0.095
June 30, 2008	0.33	0.15
March 31, 2008	0.215	0.13

	Sales Price ($)
Month Ended	High	Low
February 28, 2011	0.165	0.115
January 31, 2011	0.19	0.135
December 31, 2010	0.18	0.13
November 30, 2010	0.22	0.165
October 31, 2010	0.20	0.085
September 30, 2010	0.09	0.035

As of the date of this registration statement, the Company’s shares were not being traded on an exchange in the United States, and there was no established market in the United States for the Company’s shares.

The Company intends to seek a listing for its shares on the Over-the-Counter Bulletin Board operated by the Financial Industry Regulatory Authority (FINRA).  The Company does not know if, or when, it will obtain such a listing.

Registration, Transfer and Par Value

The Company’s common shares, no par value, are registered.  The Company’s transfer agent is Olympia Trust Company, 1900 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L28, Canada.

Restrictions on Transferability

None

Item 10.  Additional Information.

Share Capital

The following table sets forth information about the Company’s share capital as of September 30, 2010 and March 18, 2011 :
	September 30, 2010	March 18, 2011
Number of Common Shares Authorized	Unlimited	Unlimited
Par Value per Share	None	None
Number of Shares Issued and Fully-Paid	51,544,207	67,104,207

For the fiscal years ended December 31, 2009, 2008, and 2007 and the period from January 1, 2010 through  March 18, 2011 , the Company issued common shares, as follows:

	Number of Shares	Amount ($)
Balance, December 31, 2006	37,909,207	3,841,544
Shares Issued for Exercise of Warrants	250,000	50,000
Balance, December 31, 2007	38,159,207	3,891,544
Shares Issued for Cash in Private Placement	7,500,000	1,500,000
Shares Issued for Unproven Mineral Interests	1,250,000	171,250
Shares Issued for Exercise of Warrants	3,885,000	777,000
Less: Share Issue Costs	-	(21,002)
Balance, December 31, 2008	50,794,207	6,318,792
Shares Issued for Unproven Mineral Interests	500,000	25,000
Less: Share Issue Costs	-	(5,245)
Income Tax Benefit Renounced to Shareholders	-	(225,000)
Balance, December 31, 2009	51,294,207	6,113,547
Shares Issued for Unproven Mineral Interests	700,000	81,000
Shares Issued for Cash in Private Placement	15,000,000	1,500,000
Less: Share Issue Costs	-	(376,525)
Balance, December 31, 2010	66,994,207	7,318,022
Shares Issued for Exercise of Options	110,000	15,185
Balance, March 18, 2011	67,104,207	7,333,207

All of the Company’s outstanding shares, options and warrants have been issued in accordance with the pricing policies of the TSX Venture.  The TSX Venture’s policies allow for the issuance of securities at a discount from the market price.

See also “Item 6. Directors, Senior Management and Employees - Share Ownership.”

Memorandum and Articles of Association

The Company was originally incorporated under the laws of Alberta on August 28, 1998, as “Pantera Enterprises Inc.”  Effective September 1, 2004, the Company continued and became a company under the Business Corporations Act (British Columbia) (the “BCBCA”), changing its name to “Mill City Gold Corp.”

The Company is authorized to engage in any lawful business.  The following is a summary of all material provisions of the Company’s Articles and certain provisions of the BCBCA, applicable to the Company:

A.	Director’s power to vote on a proposal, arrangement or contract in which the director is materially interested.

Under the BCBCA, subject to certain exceptions, a director or senior officer of the Company must disclose any material interest that he personally has, or that he as a director or senior officer of another corporation has in a contract or transaction that is material to the Company and which the Company has entered into or proposes to enter into.

A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction if:

1.
the situation that would otherwise constitute a disclosable interest arose before the coming into force of the BCBCA, and the interest was disclosed and approved under, or was not required to be disclosed under legislation that applied to the Company before the coming into effect of the BCBCA;

2.	both the Company and the other party to the contract or transaction are wholly owned subsidiaries of the same corporation;
3.	the Company is a wholly owned subsidiary of the other party to the contract or transaction;
4.	the other party to the contract or transaction is a wholly owned subsidiary of the Company; or
5.	the director or senior officer is the sole shareholder of the Company or of a corporation of which the Company is a wholly owned subsidiary.

A director or senior officer of the Company does not hold a disclosable interest in a contract or transaction merely because:

1.
the contract or transaction is an arrangement by way of a security granted by the Company for money loaned to, or obligations undertaken by, the director or senior officer, or a person in whom the director or senior officer has a material interest, for the benefit of the Company or an affiliate of the Company;

2.	the contract or transaction relates to an indemnity or insurance under the BCBCA;
3.
the contract or transaction relates to the remuneration of the director or senior officer, in that person’s capacity as director, officer, employee or agent of the Company or of an affiliate of the Company;

4.
the contract or transaction relates to a loan to the Company, and the director or senior officer, or a person in whom the director or senior officer has a material interest, is or is to be a guarantor of some or all of the loan; or

5.
the contract or transaction has been or will be made with or for the benefit of a corporation that is affiliated with the Company and the director or senior officer is also a director or senior officer of that corporation or an affiliate of that corporation.

A director or senior officer who holds such a material interest must disclose the nature and extent of such interest in writing. The disclosure must be evidenced in writing in a consent resolution, the minutes of a meeting or any other record deposited with the Company’s record office.  A director who has a disclosable interest in a contract or transaction is not entitled to vote on any directors’ resolution to approve that contract or transaction, but may be counted in the quorum at the directors’ meeting at which such vote is taken.

B.	Directors’ power, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

The compensation of the directors is decided by the directors unless the Board of Directors specifically requests approval of the compensation from the shareholders.  If the issuance of compensation to the directors is decided by the directors, a quorum is the majority of the directors in office.

C.	Borrowing powers exercisable by the directors and how such borrowing powers may be varied.

The Company, if authorized by the directors, may:

1.	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate;
2.
issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person and at such discounts or premiums and on such other terms as they consider appropriate;

3.	guarantee the repayment of money by any other person or the performance of any obligation of any other person; and
4.
mortgage, charge, whether by way of specific or floating charge, grant a security interest in, or give other security on, the whole or any part of the present and future assets and undertaking of the Company.

The borrowing powers may be varied by amendment to the Articles of the Company which requires approval of the shareholders of the Company by special resolution, being a resolution passed by at least 2/3 majority of the votes cast on the resolution (a “Special Resolution”).

D.	Retirement and non-retirement of directors under an age limit requirement.

There are no such provisions applicable to the Company under the Notice of Articles, Articles or the BCBCA.

E.	Number of shares required for a director’s qualification.

A director of the Company is not required to hold a share in the capital of the Company as qualification for his office.

Description of Share Capital

The authorized capital of the Company consists of an unlimited number of common shares and unlimited number of preferred shares, both without par value.

Common Shares

As of March 18, 2011 , a total of 67,104,207 common shares were issued and outstanding.  All of the common shares are fully paid and not subject to any future call or assessment.  All of the common shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on a liquidation, dissolution or winding-up of the Company and the entitlement to dividends.  The holders of the common shares are entitled to receive notice of all shareholder meetings and to attend and vote at such meetings.  Each common share carries with it the right to one vote.  The common shares do not have preemptive or conversion rights. In addition, there are no sinking fund or redemption provisions applicable to the common shares or any provisions discriminating against any existing or prospective holders of such securities as a result of a shareholder owning a substantial number of shares.  The Company’s board of directors does not stand for re-election at staggered intervals.

Changes to Rights and Restrictions of Shares

Under the BCBCA and the Company’s Articles, if the Company wishes to change the rights and restrictions of the common shares the Company must obtain the approval of the shareholders by Special Resolution.

Dividend Record

The Company has not paid any dividends on its common shares and has no policy with respect to the payment of dividends.

Ownership of Securities and Change of Control

Except for the Investment Canada Act, discussed below, there are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the constituent documents of the Company.

Any person who beneficially owns or controls, directly or indirectly, more than 10% of the Company’s voting shares is considered an insider, and must file an insider report with the British Columbia, Alberta and Ontario Securities Commissions within ten days of becoming an insider disclosing any direct or indirect beneficial ownership of, or control over direction over securities of the Company.  In addition, if the Company itself holds any of its own securities, the Company must disclose such ownership.

There are no provisions in the Company’s Notice of Articles and Articles that would have an effect of delaying, deferring or preventing a change in control of the Company operating only with respect to a merger, acquisition or corporate restructuring involving the Company or its subsidiaries.

Meetings of the Shareholders

Annual and Extraordinary General Meetings

Under the BCBCA and the Company’s Articles, the Company’s annual general meeting is to be held once in each calendar year and not more than 15 months after the previous meeting.  The Company must give shareholders not less than 21 days’ notice of any general meeting of the shareholders.

The Directors may fix in advance a date, which is no fewer than 21 days or no more than 60 days prior to the date of the meeting, as the record date for the meeting.  All the holders of common shares as at the record date are entitled to attend and vote at a general meeting.

Differences from Requirements in the United States

Except for the Company’s quorum requirements, certain requirements related to related party transactions, the requirement for notice of shareholder meetings and the approval of amendments to the Company’s articles, which are discussed above, there are no significant differences in the law applicable to the Company, in the areas outlined above, in British Columbia versus the United States.  In most states in the United States, a quorum must consist of a majority of the shares entitled to vote.  Some states allow for a reduction of the quorum requirements to less than a majority of the shares entitled to vote.  Having a lower quorum threshold may allow a minority of the shareholders to make decisions about the Company, its management and operations.  In addition, most states in the United States require that a notice of meeting be mailed to shareholders prior to the meeting date.  Additionally, in the United States, a director may not be able to vote on the approval of any transaction in which the director has an interest.  Generally, most states in the United States require amendments to a company’s articles of incorporation to be approved by at least a majority of the votes cast by the holders of the issued and outstanding shares.  Some states, or some older corporations, may require approval of amendments by 2/3 of the votes cast by the holders of the issued and outstanding shares.  In addition, in the United States voting by separate voting groups may be required on the approval of any such amendments.

Material Contracts

The following are material contracts to which the Company is a party and which were entered into during the two years immediately preceding the date of this registration statement:

1.
Option and Joint Venture Agreement – Target 12 (Rosebud) Property dated November 8, 2010, between The Yukon Cornelius Syndicate and the Company relating to an option on the Rosebud 12 property and First Amendment to Option and Joint Venture dated December 1, 2010.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – Rosebud 12 Property.”

2.
Letter Agreement dated September 21, 2010 (approved by the TSXV in October 2010) between Temex Resources Corp. and the Company relating to an option on the Croxall property.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – Croxall Property.”

3.
Agency Agreement with Primary Capital Inc. dated October 1, 2010, pursuant to which Primary Capital agreed to act as lead agent on behalf of a syndicate of agents in respect of a private placement of hard dollar  units and flow-through shares for aggregate gross proceeds of $1,500,000 on an agency best efforts basis.    Primary Capital received a cash commission of 6% of the gross proceeds raised and broker warrants equal to 10% of the aggregate number of flow-through shares and u nits issued.

4.
Receipts dated August 5, 2010 providing extension of time for fulfilling work commitments on the GP2 property.  See “Item 4. Information on the Company – Property, Plant and Equipment – Principal Properties – GP2 Property.”

Exchange Controls

There is no law, governmental decree or regulation in Canada that restricts the export or import of capital or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares other than withholding tax requirements.  Any such remittances to United States residents are subject to withholding tax.  See “Taxation” below.

There is no limitation imposed by the laws of Canada or by the charter or other constituent documents of the Company on the right of a non-resident to hold or vote the common shares, other than as provided in the Investment Act.  The following discussion summarizes the principal features of the Investment Act for a non-resident who proposes to acquire the common shares.

The Investment Canada Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture (each an “entity”) that is not a “Canadian” as defined in the Investment Canada Act (a “non-Canadian”), unless after review, the Director of Investments appointed by the minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the common shares by a non-Canadian other than a “WTO Investor” (as that term is defined by the Investment Canada Act, and which term includes entities which are nationals of or are controlled by nationals of member states of the World Trade Organization) when the Company was not controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act, was $5,000,000 or more, or if an order for review was made by the federal cabinet on the grounds that the investment related to Canada’s cultural heritage or national identity, regardless of the value of the assets of the Company.  An investment in the common shares by a WTO Investor, or by a non-Canadian when the Company was controlled by a WTO Investor, would be reviewable under the Investment Canada Act if it was an investment to acquire control of the Company and the value of the assets of the Company, as determined in accordance with the regulations promulgated under the Investment Canada Act was not less than a specified amount, which as specified in 2009 was any amount in excess of $312 million.  A non-Canadian would acquire control of the Company for the purposes of the Investment Canada Act if the non-Canadian acquired a majority of the common shares.  The acquisition of one third or more, but less than a majority of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of the common shares.

Certain transactions relating to the common shares would be exempt from the Investment Canada Act, including:  (a) an acquisition of the common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities; (b) an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and (c) an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of the Company, through the ownership of the common shares, remained unchanged.

Taxation

Material Canadian Federal Income Tax Consequences

Management of the Company considers that the following discussion fairly describes the material Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his shares of common stock of the Company in connection with carrying on a business in Canada (a “non-resident shareholder”).

This summary is based upon the current provisions of the Income Tax Act (Canada) (the “ITA”), the regulations thereunder (the “Regulations”), the current publicly announced administrative and assessing  policies of Revenue Canada, Taxation and all specific proposals (the “Tax Proposals”) to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof.  This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action.

Dividends

Dividends paid on the common stock of the Company to a non-resident will be subject to withholding tax.  The Canada-U.S. Income Tax Convention (1980) provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.  The Company is required to withhold the applicable tax from the dividend payable to the non-resident shareholder, and to remit the tax to the Receiver General of Canada from the account of the non-resident shareholder.

Capital Gains

In general, a non-resident of Canada is not subject to tax under the ITA with respect to a capital gain realized upon the actual or deemed disposition of a share, including a deemed disposition on death, provided that the non-resident shareholder did not hold the common share as capital property used in carrying on a business in Canada.  Non-residents of Canada who dispose of shares of the Company will be subject to income tax in Canada with respect to capital gains if:

(a)	the non-resident holder;
(b)           persons with whom the non-resident holder did not deal with at arm’s length; or
(c)	the non-resident holder and persons with whom the non-resident holder did not deal with at arm’s length,

owned not less than 25% of the issued shares of any class or series of the Company at any time during the five-year period preceding the disposition.  In the case of a non-resident holder to whom shares of the Company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will be payable on a capital gain realized on such shares by reason of the Canada-U.S. Income Tax Convention (1980) (the “Treaty”) unless the value of such shares is derived principally from real property situated in Canada.  However, in such a case, certain transitional relief under the Treaty may be available.

Material United States Federal Income Tax Considerations

The following discussion summarizes the material United States federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of the Company’s common stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations, and shareholders owning common stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  Holders and prospective holders of the Company’s common stock are urged to consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of common stock of the Company.

U.S. Holders

As used herein, a “U.S. Holder” is defined as (i) citizens or residents of the U.S., or any state thereof, (ii) a corporation or other entity created or organized under the laws of the U.S., or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income tax regardless of source or that is otherwise subject to U.S. federal income tax on a net income basis in respect of the common stock, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company’s common stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder’s United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder’s United States federal taxable income by those who itemize deductions. (See more detailed discussion at “Foreign Tax Credit” below.) To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder’s adjusted basis in the common stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company’s common stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company’s common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder’s United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either “passive category income” or “general category income”, depending on the particular U.S. Holder’s circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder’s income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock are urged to consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of common stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder’s tax basis in the common stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the common stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

Other Considerations

The Company has not determined whether it meets the definition of a “passive foreign investment company” (a “PFIC”). It is unlikely that the Company meets the definition of a “foreign personal holding company” (a “FPHC”) or a “controlled foreign corporation” (a “CFC”) under current U.S. law.

If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company’s common shares (“10% Shareholders”), then the Company would become a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company’s common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% or more of the Company’s income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company’s common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company’s undistributed income of specific types.

If 75% or more of the Company’s annual gross income has ever consisted of, or ever consists of, “passive” income or if 50% or more of the average value of the Company’s assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such “passive” income, then the Company would be or would become a PFIC. The Company has not provided assurances that it has not been and does not expect to become a PFIC. Please note that the application of the PFIC provisions of the Code to resource companies is somewhat unclear.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at maximum tax rates on certain “excess distributions” (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company’s income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s shares. Under Treasury regulations currently in effect, non-corporate holders may be subject to backup withholding at a 28% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.

Consents of Experts

The Company’s auditors for its financial statements for each of the preceding three years was D&H Group LLP, Chartered Accountants, 10th Floor, 1333 West Broadway, Vancouver, British Columbia, V6H 4C1, Canada.   See “Item 1.  Directors, Senior Management and Advisors - Auditors.”  Their audit report for the fiscal years ended December 31, 2009, 2008 and 2007 is included with the related financial statements in this registration statement with their consent.

Inspection of Documents

Copies of the documents referred to in this registration statement may be inspected at the Company’s corporate office at 4719 Chapel Road N.W., Calgary, Alberta, during normal business hours.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 12.  Description of Securities Other than Equity Securities.

Warrants and Rights

Stock options to purchase securities from the Company are currently granted to directors and officers of the Company on terms and conditions under the Plan, as described in “Item 6. Directors, Senior Management and Employees – Share Ownership – Stock Options.”

As of March 18, 2011 , the Company had granted an aggregate of 12,490,000 stock options to purchase shares of the Company’s common stock.  See “Item 6. Directors, Senior Management and Employees – Share Ownership – Stock Options.”

The Company has issued warrants which are exercisable for shares of the Company’s common stock.  As of March 18, 2011 , there were common share purchase warrants exercisable for the purchase of 8,574,999 common shares, as described in “Item 6. Directors, Senior Management and Employees – Share Ownership – Warrants.”

All of the Company’s outstanding options and warrants are subject to standard anti-dilution provisions.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not applicable.

Item 15.   Controls and Procedures.

Not applicable.

Item 16A.   Audit Committee Financial Expert.

Not applicable.

Item 16B.   Code of Ethics.

Not applicable.

Item 16C.   Principal Accountant Fees and Services.

Not applicable.

Item 16D.   Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.   Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.   Change in Registrant’s Certifying Accountants.

Not applicable.

Item 16G.   Corporate Governance.

Not applicable.

PART III

Item 17.  Financial Statements.

Page
Audited Financial Statements for the Years Ended December 31, 2009, 2008 and 2007	F-1
Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2010 and 2009	FF-1

Item 18.  Financial Statements.

Not applicable.

Item 19.  Exhibits.

Exhibit Number	Description

1.1	Notice of Articles (1)
1.2	Articles (1)
4.1	Stock Option Plan, as amended (1)
4.2	Letter Agreement dated September 2, 2008 with Temex Resources Corp Re: Earn-in on the GP2 Joint Venture Property (1)
4.3
Letter Agreement dated September 21, 2010 with Temex Resources Corp Re: Option and Joint Venture on the Croxall Property, Cancellation of December 12, 2007 Option and Joint Venture James Bay Lowlands (1)

4.4	Agency Agreement with Primary Capital Inc. dated October 1, 2010 (1)
4.5	Option and Joint Venture Agreement – Target 12 (Rosebud) Property dated November 8, 2010 with The Yukon Cornelius Syndicate (1)
4.6	Receipts dated August 5, 2010 providing extension of time for fulfilling work commitments (1)
4.7	First Amendment to Option and Joint Venture – Target 12 (Rosebud) Property dated December 1, 2010 (1)
________________
(1)          Filed previously

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

MILL CITY GOLD CORP.

Dated: March 21, 2011	/s/ James R. Brown
James R. Brown, President and Director

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
CONSOLIDATED FINANCIAL STATEMENTS
Years ended December 31, 2009, 2008 and 2007

REPORT OF INDEPENDENT
REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors of
Mill City Gold Corp. (An Exploration Stage Company)

We have audited the consolidated balance sheets of Mill City Gold Corp. (An Exploration Stage Company) as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, shareholders’ equity and cash flows for the three years ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the three years then ended in accordance with Canadian generally accepted accounting principles.

“D&H Group LLP”

Vancouver, B.C. February 23, 2011	Chartered Accountants

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
CONSOLIDATED BALANCE SHEETS

	December 31,
	2009	2008
ASSETS

CURRENT ASSETS
Cash	$779,711	$1,168,042
Amounts receivable	25,507	18,135
Prepaid expenses	100	-

	805,318	1,186,177

EQUIPMENT (Note 4)	11,462	10,099

UNPROVEN MINERAL INTERESTS (Note 5 and Schedule)	1,727,960	1,688,922

GOODWILL	100,000	100,000

	$2,644,740	$2,985,198

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$31,516	$30,179

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	6,113,547	6,318,792

CONTRIBUTED SURPLUS	2,029,988	1,701,060

RETAINED EARNINGS (DEFICIT)	(5,530,311)	(5,064,833)

	2,613,224	2,955,019

	$2,644,740	$2,985,198
OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 12)

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Approved by the Board	“James Brown”	Director	“Janice Brown”	Director

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

	Years ended December 31,
	2009	2008	2007
EXPENSES
Amortization of equipment	$3,430	$3,760	$3,855
Investor relations	-	58,607	59,322
Management fees	137,535	129,240	128,953
Office and miscellaneous	12,006	29,321	14,076
Professional fees	63,294	97,781	71,530
Rent	24,000	24,000	24,000
Secretarial and administrative services	54,000	54,000	54,000
Stock-based compensation	328,928	430,249	291,699
Telephone and fax	9,703	10,363	11,522
Transfer agent and regulatory fees	26,793	37,076	25,211
Travel	54,881	77,825	90,240

	714,570	952,222	774,408

OTHER ITEMS
Foreign exchange loss	3,059	613	5,307
Gain on available-for-sale marketable securities	−	−	(10,872)
Recovery of impairment of unproven mineral interests (Note 5)	(23,297)	-	−
Impairment of unproven mineral interests	14,198	481,526	−
Interest income	(18,052)	(50,292)	(37,615)

	(24,092)	431,847	(43,180)

INCOME (LOSS) BEFORE INCOME TAXES	(690,478)	(1,384,069)	(731,228)

INCOME TAXES (RECOVERY)
Future (Note 8)	(225,000)	-	−

NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	$(465,478)	$(1,384,069)	$(731,228)

EARNINGS (LOSS) PER SHARE, basic and diluted	$(0.01)	$(0.03)	$(0.02)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	50,872,288	46,722,645	37,927,152

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

	Share Capital
	Shares	Amount	Accumulated other compre- hensive income		Contributed surplus	Retained earnings (deficit)

Balance at January 1, 2007	37,909,207	$3,841,544	$	−	$979,112	$(2,949,536)

Common shares issued for:
Exercise of warrants	250,000	50,000		−	–	−
Stock-based compensation	−	−		−	368,491	−
Deferred stock-based
compensation on non-vested
stock options	−	−		−	(76,792)	−
Effect of change in accounting
policy (Note 3)	−	−		8,556	−	−
Reclassification adjustment	−	−		(8,556)	−	−
Net loss for the period	−	−		−	−	(731,228)

Balance at December 31, 2007	38,159,207	3,891,544		–	1,270,811	(3,680,764)

Common shares issued for:
Exercise of warrants	3,885,000	777,000		–	–	–
Private placement	7,500,000	1,500,000		−	–	–
Unproven mineral interests	1,250,000	171,250		−	–	–
Less: Share issue costs	–	(21,002)		−	–	–
Stock-based compensation	–	–		−	430,249	–
Net income (loss) for the year	–	–		−	–	(1,384,069)

Balance at December 31, 2008	50,794,207	6,318,792		−	1,701,060	(5,064,833)

Common shares issued for:
Unproven mineral interests	500,000	25,000		−	–	–
Less: Share issue costs	–	(5,245)		−	–	–
Income tax benefit renounced to shareholders	–	(225,000)		−	–	–
Stock-based compensation	–	–		−	328,928	–
Net income (loss) for the year	–	–		−	–	(465,478)

Balance at December 31, 2009	51,294,207	$6,113,547	$	−	$2,029,988	$(5,530,311)

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,
	2009	2008	2007

CASH FLOWS FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year	$(465,478)	$(1,384,069)	$(731,228)
Adjustments to reconcile net cash provided
by operating activities
Amortization of equipment	3,430	3,760	3,855
Impairment of unproven mineral interests	14,198	481,526	−
Stock-based compensation	328,928	430,249	291,699
Future income tax recovery	(225,000)	−	−
Gain on sale of available-for-sale marketable
securities	−	−	(10,872)
Decrease (increase) in
Amounts receivable	(7,372)	(14,402)	767
Prepaid expenses and deposit	(100)	58,607	(58,607)
Increase (decrease) in
Accounts payable and accrued liabilities	1,337	1,946	(8,689)

	(350,057)	(422,383)	(513,075)

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Issuance of common shares	−	2,277,000	50,000
Share issue costs paid	(5,245)	(21,002)	−

	(5,245)	2,255,998	50,000

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Proceeds on sale of available-for-sale marketable securities	−	−	204,068
Purchase of equipment	(4,793)	−	(7,075)
Expenditures on unproven mineral interests	(28,236)	(1,517,472)	(94,343)

	(33,029)	(1,517,472)	102,650

INCREASE (DECREASE) IN CASH DURING THE YEAR	(388,331)	316,143	(360,425)

CASH, beginning of year	1,168,042	851,899	1,212,324

CASH, end of year	$779,711	$1,168,042	$851,899

See Note 10.

The accompanying notes and schedule are an integral part of these consolidated financial statements.

Schedule
Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS

	2009
	Northern Star Eagle and Southern Star Eagle	GP2	Yamba Lake	Nevada	Total
	Ontario	Ontario	NWT	USA

BALANCE, beginning of year	$1,043,649	$645,073	$100	$100	$1,688,922

ACQUISITION COSTS	12,500	12,500	-	-	25,000

EXPLORATION COSTS
Drilling and assays	-	4,807	-	-	4,807
Geologists	5,026	-	-	-	5,026
Travel	1,805	-	-	-	1,805
Mapping and surveying	2,600	-	-	-	2,600
Annual maintenance fees	-	-	13,998	-	13,998
Field equipment	-	-	-	-	-

	9,431	4,807	13,998	-	28,236

IMPAIRMENT	-	-	(14,098)	(100)	(14,198)

BALANCE, end of year	$1,065,580	$662,380	$-	$-	$1,727,960

	2008
	Northern Star Eagle and Southern Star Eagle	GP2	Yamba Lake	Nevada	Total
	Ontario	Ontario	NWT	USA

BALANCE, beginning of year	$-	$-	$6,999	$474,727	$481,726

ACQUISITION COSTS	402,501	120,000	-	-	522,501

EXPLORATION COSTS
Drilling and assays	233,629	521,889	-	-	755,518
Field equipment	2,095	1,934	-	-	4,029
Geologists	12,897	-	-	-	12,897
License fees	25	-	-	-	25
Mapping and surveying	391,908	1,250	-	-	393,158
Travel and meal	594	-	-	-	594

	641,148	525,073	-	-	1,166,221

IMPAIRMENT	-	-	(6,899)	(474,627)	(481,526)

BALANCE, end of year	$1,043,649	$645,073	$100	$100	$1,688,922

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

1.	OPERATIONS

Mill City Gold Corp. (the “Company”) is in the business of acquiring and exploring unproven mineral interests.

The Company presently has no proven or probable reserves and, on the basis of information to date, has not yet determined whether its unproven mineral interests contain economically recoverable reserves.  Consequently the Company considers itself to be an exploration stage company.  The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized, written-off or recovered under option agreements, and do not necessarily represent present or future values.  The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company and its optionees to obtain the necessary financing to complete development, and future profitable production or sale of the interests.

The Company’s ability to continue exploring its unproven mineral interests is dependent upon its ability to raise additional capital to fund its exploration expenditures as described in Note 5.  Additional capital may be sought from the sale of additional common shares or other equity or debt instruments.  There is no assurance such additional capital will be available to the Company on acceptable terms or at all.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) appropriate for a going concern.  The going concern basis of accounting assumes the Company will continue to realize the value of its assets and discharge its liabilities and other obligations in the ordinary course of business.  Should the Company be required to realize the value of its assets in other than the ordinary course of business, the net realizable value of its assets may be materially less than the amounts shown in the consolidated financial statements.  These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to repay its liabilities and meet its other obligations in the ordinary course of business or continue operations.

2.	ACCOUNTING POLICIES

Basis of presentation
The financial statements have been prepared in accordance with Canadian generally accepted accounting principles which necessarily involves the use of estimates.  The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of significant accounting policies summarized below.

Use of estimates
The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of commitments and contingencies at the date of the financial statements and the reported amount of revenue and expenses during the period

Significant estimates made by management include amortization, the provision for future income tax recoveries and composition of future income tax assets and future income tax liabilities, impairment of unproven mineral interests and capital assets, asset retirement obligations and stock based compensation.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

2.	ACCOUNTING POLICIES – continued

Basis of consideration
These financial statements include the accounts of the Company and its wholly-owned subsidiary, Mill City Gold Inc.  All intercompany transactions and balances are eliminated on consolidation.

Goodwill
Goodwill is assessed for impairment at least annually and is not subject to amortization.

Unproven mineral interests
The Company’s unproven mineral interests are in the process of being evaluated.  As yet, it has not been determined if the interests contain reserves that are economically recoverable.  The recoverability of the carrying amounts of the unproven mineral interests is dependent upon the existence of economically recoverable reserves, future profitable production and the ability of the Company and its optionees to obtain the necessary financing to complete development.

Acquisition, exploration, development and administration costs relating to unproven mineral interests are capitalized until the interest to which they relate is placed into production, sold or abandoned.  Capitalized costs will be amortized over the useful life of the orebody following commencement of production or written off if the interest is sold or abandoned.  General and administration costs are expensed as incurred.

Management reviews the carrying values of unproven mineral interests with a view to assessing whether there has been any impairment of value. When it is determined that an unproven mineral interest will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or interest.

Title to unproven mineral interests involves certain inherent risks due to the difficulty in determining the validity of certain claims as well as the potential for disputes to arise from the frequently ambiguous conveyance history of many unproven mineral interests.

Option agreements
From time to time, the Company acquires or disposes of unproven mineral interests pursuant to the terms of option agreements.  Options are exercisable entirely at the discretion of the optionee and, accordingly, are accounted for as payments are made or received.  Amounts received under option agreements reduce the carrying amount of the unproven mineral interest under option.

Equipment
Equipment is carried at cost less accumulated amortization.  Amortization is provided over the estimated useful life of the equipment using the declining balance method at the following annual rates:

Computer equipment	-	30%
Office equipment	-	20%

In the year of acquisition, the Company records amortization at 50% of the annual amortization.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

2.	ACCOUNTING POLICIES - continued

Foreign currency translation
The Company’s wholly-owned U.S. subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date and non-monetary items are translated at historical exchange rates.  Income and expense items are translated at rates approximating those in effect at the time of the transaction.  Translation gains and losses are reflected in income or loss for the period.

Foreign currency transactions
Monetary assets and monetary liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date.  Non-monetary assets and non-monetary liabilities are translated into Canadian dollars at historical rates.  Revenues and expenses are translated into Canadian dollars at the average rate for the year.  Foreign currency transaction gains and losses are included in earnings.

Income taxes
Income taxes are recorded on a tax allocation basis.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year.  Future income tax assets and liabilities are recognized for the estimated income tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective income tax bases.  Future income tax assets and liabilities are recognized using substantively enacted income tax rates.  The effect of changes in effective income tax rates is recognized in income in the period in which the change is substantively enacted.  Future income tax assets are recognized with respect to deductible temporary differences and loss carryforwards only to the extent their realization is considered more likely than not.

Earnings (loss) per share
Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period.  The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share.  The dilutive effect of convertible securities is reflected in diluted earnings per common share by application of the “if converted” method.  The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per common share by application of the treasury stock method.

Asset retirement obligations
The fair value of a liability for an asset retirement obligation is recognized when a reasonable estimate of fair value can be made.  The asset retirement obligation is recorded as a liability with a corresponding increase to the carrying amount of the related long-lived asset.  Subsequently, the asset retirement cost is charged to earnings using a systematic and rational method and is adjusted to reflect period-to-period changes in the liability resulting from the passage of time and revisions to either the timing or the amount of the original estimate of undiscounted cash flow.  As at December 31, 2009 the Company does not have any asset retirement obligations.

Impairment of long-lived assets
Long-lived assets are assessed for impairment when events and circumstances warrant.  The carrying value of a long-lived asset is impaired when the carrying amount exceeds the estimated undiscounted net cash flow from use and fair value.  In that event, the amount by which the carrying value of an impaired long-lived asset exceeds its fair value is charged to earnings.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

2.	ACCOUNTING POLICIES - continued

Stock-based compensation
Stock-based compensation is accounted for at fair value as determined by the Black-Scholes option pricing model using amounts that are believed to approximate the volatility of the trading price of the Company’s stock, the expected lives of awards of stock-based compensation, the fair value of the Company’s stock and the risk-free interest rate.  The estimated fair value of awards of stock-based compensation is charged to expense as awards vest, with offsetting amounts recognized as contributed surplus.

Financial instruments
Financial assets are classified as either held for trading, held to maturity, loans and receivables or available for sale and financial liabilities as either held for trading or as other financial liabilities. Upon initial recognition, ordinarily all financial instruments are recognized at fair value. Subsequently, financial assets classified as held to maturity and as loans and receivables, and other financial liabilities, are accounted for at amortized cost. Financial assets and financial liabilities classified as held for trading are accounted for at fair value with unrealized holding gains and losses included in net income each period. Available for sale financial assets are also accounted for at fair value, however unrealized holding gains and losses on these instruments are included in the statement of loss, comprehensive loss and deficit as other comprehensive income and on the balance sheet as a separate component of shareholders’ equity titled accumulated other comprehensive income.

Adoption of new accounting standards
Effective on January 1, 2009, the Company adopted Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs of the CICA Handbook.  This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets.  Standards concerning goodwill remain unchanged from the standards including in the previous Section 3062.  Adoption of Section 3064 had no material affect on the Company’s financial statements.

Future accounting standards
The Accounting standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants has issued new accounting standards that the Company is required to consider for adoption, as follows:

Business combinations, consolidated financial statements and non-controlling interests
The CICA issued three new accounting standards in January 2009, Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 160 Non-Controlling Interests.  These new standards will be effective for fiscal years beginning on or after January 1, 2011.  The Company is in the process of evaluating the requirements of the new standards.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

2.	ACCOUNTING POLICIES - continued

New Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for business combinations.  It provides the Canadian equivalent to IFRS 3, Business combinations.  The section applies prospectively to business combination for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011.  Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements.  Section 1601 establishes standards for the preparation of consolidated financial statements.  Section 1601 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.  Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination.  It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011.

International financial reporting standards
The AcSB has determined that Canadian accounting standards for publicly-listed companies will converge with International Financial Reporting Standards (“IFRS”) effective for interim and annual periods beginning on and after January 1, 2011. The adoption of IFRS in 2011 will require restatement for comparative purposes of figures presented for the 2010 fiscal year. The Company understands there to be material differences between Canadian GAAP and IFRS, and is therefore monitoring this project with a view to understanding the possible future effects of the transition to IFRS.

3.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to explore its unproven mineral interests. The Company manages the components of shareholders’ equity and its cash as capital, and makes adjustments to these components in response to the Company’s business objectives and the economic climate. To maintain or adjust its capital structure, the Company may attempt to issue new common shares from treasury, issue debt instruments or borrow money or acquire or dispose of other assets. The Company does not anticipate the payment of dividends in the foreseeable future.

The Company’s investment policy is to hold excess cash in highly liquid, short-term instruments, such as guaranteed investment certificates issued by major Canadian chartered banks, with initial maturity terms of less than three months from the original date of acquisition, selected with regards to the Company’s anticipated liquidity requirements.

The Company’s common shares are listed on the TSX Venture Exchange (“TSX-V”).  The TSX-V policies impose certain minimum capital requirements upon the Company.  Management believes that the Company is in compliance with these externally imposed restrictions.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

4.	EQUIPMENT

	2009			2008
		Accumulated
	Cost	amortization	Net	Net

Computer equipment	$25,792	$16,876	$8,916	$3,183
Office equipment	5,128	2,582	2,546	6,916

	$30,920	$19,458	$11,462	$10,099

5.	UNPROVEN MINERAL INTERESTS

a)   Canadian interests

Northern Star Eagle and Southern Star Eagle

In December 2007, the Company entered into an option agreement to acquire a 50% interest in 74 staked mineral claims located in the James Bay Lowlands region of northern Ontario, Canada.  Of the 74 claims, 41 are subject to a 2% net smelter returns royalty.

The Company paid $ 300,000 and issued 250,000 common shares upon entering into the agreement.  The common shares were accounted for at their estimated fair value of $ 43,750.

The Company will also be required to:

a)	issue 250,000 common shares on the first anniversary of the agreement. The common shares were issued in 2008 and were accounted for at their estimated fair value of $ 17,500,
b)	incur not less than $ 500,000 in exploration expenditures on the property by December 11, 2008 (commitment satisfied in 2008),
c)	incur not less than an additional $ 500,000 (an aggregate of $ 1,000,000 including the amount spent in b ) in exploration expenditures before December 11, 2009, and
d)	incur not less than an additional $ 1,500,000 (an aggregate of $ 2,500,000 including the amount spent in c) in exploration expenditures before December 11, 2010.

During 2009, the Company extended the time to complete the exploration commitments under (c) and (d) above by one year by issuing an additional 250,000 common shares.  The common shares were accounted for at their estimated fair value of $ 12,500.

Upon exercise of the option, the optionor may elect to form a joint venture with the Company or to convert its 50% working interest to a 15% carried interest through to commencement of commercial production.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

5.	UNPROVEN MINERAL INTERESTS – continued

GP2

In September 2008, the Company entered into an agreement to acquire an option to earn a 50% interest in 17 mineral claims located in the James Bay Lowlands region of northern Ontario, Canada.

The Company issued 750,000 common shares upon entering into the agreement.  The common shares were accounted for at their estimated fair value of $ 120,000.

The Company will also be required to:

a)	issue 250,000 common shares on the first year anniversary of the agreement. The common shares were issued in 2009 and were accounted for at the estimated fair value of $ 12,500,
b)	incur not less than $ 500,000 of exploration expenditures on the property by September 2, 2009 (commitment satisfied in 2008),
c)	incur not less than an additional $ 1,500,000 (an aggregate of $ 2,000,000 including the amount spent in b) of exploration expenditures by September 2, 2010, and
d)	incur not less than an additional $ 3,000,000 (an aggregate of $ 5,000,000 including the amount spent in c) of exploration expenditures by September 2, 2011.

The Company may accelerate these obligations at any time, or it may defer any of the exploration commitments by one year by issuing an additional 250,000 common shares to the optionor.

Once the Company satisfies all of its obligations, the Company may exercise its option to acquire a 50% interest in the property.  The optionor shall then have 60 days to elect to either i) continue to participate in the joint venture on the property, or ii) relinquish its interest in the joint venture in exchange for a 7.5% carried and non-assessable interest in the property to the date of commencement of commercial production; in this latter case, the remaining partners shall be responsible for 100% or further exploration and development expenditures.

Yamba Lake

The Company holds a 44.5% interest in mineral claims and mineral licenses covering approximately 15,323 acres in the Northwest Territories. The mineral claims and licenses expire over various periods up to May 2023, and are not being renewed.

During 2008, the Company recorded an impairment charge of $ 6,899 for Yamba Lake to bring the carrying value to $ 100.  During 2009, the $ 100 and additional cost incurred in 2009 of $ 13,998 were written off.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

5.	UNPROVEN MINERAL INTERESTS – continued

b)   USA interests

Nevada

During 2003, the Company entered into eight purchase agreements, as amended, to acquire eleven unproven mineral interests located in Nevada, USA.  The Company paid US$ 295,000 and issued 950,000 common shares under these agreements.  The Company is obligated to maintain the interests in good standing with the applicable regulatory agency.

The agreements require the payment of advance royalties of US$ 450,000 in 2007, US$ 650,000 in 2008 and US$ 800,000 annually thereafter.  These advance royalty payments will be suspended if the Company options any of the interests to a third party and the third party terminates the option.  The payments will recommence once the interests have been optioned to another party.

The vendor retained a 3% net smelter returns royalty on each of the interests covered by the eight agreements.  The Company may acquire 1% of the royalty under each agreement for US$ 1 million per agreement.

During 2004, the Company entered into agreements, as amended, whereby the Company:

a)
Optioned two of the unproven mineral interests to Grandview Gold Inc. (“GGI”).  GGI had the option to acquire a 60% interest in the interests by issuing the Company 400,000 common shares (received), reimbursing the Company for costs incurred of US$ 175,376 (received) and incurring US$ 3.5 million of exploration and development expenditures on the interests over a 3 year period.

During 2007, GGI satisfied its obligations and exercised its option.  The Company elected to convert its 40% working interest to a 20% carried interest.  During 2008, the Company impaired its interest in these 2 mineral interests to $ 100 due to minimal exploration activities during the year. In May 2009, the Company and GGI announced the discontinuation of exploration on these properties and the Company wrote off its remaining interests.

During 2009, the Company terminated its period of liability under a Bureau of Land Management bond with the state of Nevada. The $ 23,297 (US $ 22,111) security for the bond is being refunded by the state of Nevada and has been recorded as a recovery of impairment.

b)
Optioned nine of the unproven mineral interests to Minterra Resource Corp. (“Minterra”).  During 2007, Minterra terminated the option agreement. During 2008, the Company terminated its option agreements on these nine unproven mineral interests, and all costs relating to these properties were written off during the 2008 fiscal year.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008, and 2007

6.	SHARE CAPITAL

a)   Authorized
Unlimited voting common shares
Unlimited preferred shares

i)	During 2009, the Company issued 500,000 common shares as described in Note 5.

ii)
In June 2008, the Company completed a private placement of 3,750,000 flow through units and 3,750,000 non-flow through units at a price of $ 0.20 per unit for gross proceeds of $ 1,500,000.  Each flow through unit consisted of one common share and one-half of one share purchase warrant.  Each non flow through unit consists of one common share and one share purchase warrant.  Each full share purchase warrant is exercisable at a price of $ 0.40 per share.  The warrants contain an “accelerated expiry provision”, whereby, in the event that the closing price of the Company’s shares exceeds $ 0.60 for a period of 20 consecutive trading days, the Company may give written notice to holders of the warrants that the warrants shall expire on the 20th day from the date of the notice.  The accelerated expiry provision was not triggered during 2009.  Total share issue costs of $ 21,002 were incurred.

iii)	During 2008, the Company issued 1,250,000 common shares as described in Note 5.

b)   Details of share purchase warrant transactions during the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009	2008	2007

Outstanding, beginning of year	5,625,000	8,950,000	9,200,000
Issued	-	5,625,000	−
Exercised	-	(3,885,000)	(250,000)
Expired	-	(5,065,000)	−

Outstanding, end of year	5,625,000	5,625,000	8,950,000

As at December 31, 2009, the Company has outstanding share purchase warrants as follows:

Number	Exercise price	Expiry date

5,625,000	$ 0.40	June 5, 2010

7.	STOCK-BASED COMPENSATION

The Company has an incentive stock option plan (the “plan”).  Under the plan the Company may issue options to purchase common shares, at a price to be determined by the Board of Directors on the date of award, for periods of not more than five years.  Stock options awarded under the plan vest 25% on the date of award and 12.5% per quarter thereafter.  The total number of common shares that may be reserved for issue under the stock option plan is limited to 20% of the number of issued common shares.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008, and 2007

7.	STOCK-BASED COMPENSATION - continued

The following is a summary of the stock option transactions during the years ended December 31, 2009 and 2008:

	2009		2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, beginning of period	9,665,000	$0.19	6,860,000	$0.16	6,510,000	$0.16
Granted	2,700,000	0.10	3,950,000	0.22	350,000	0.20
Exercised	-	-	-	-	-	-
Expired	(3,000,000)	0.13	(1,145,000)	0.105	-	-

Outstanding, end of period	9,365,000	$0.18	9,665,000	$0.19	6,860,000	$0.16

The following summarizes information about stock options outstanding at December 31, 2009:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Dates

$ 0.23	2,365,000	2,365,000	February 2011
$ 0.10	350,000	350,000	January 2012
$ 0.19	1,600,000	1,600,000	January 2013
$ 0.21	800,000	705,980	January 2013
$ 0.25	1,550,000	1,356,250	June 2013
$ 0.10	2,500,000	1,562,500	January 2014
$ 0.10	200,000	75,000	August 2014
	9,365,000	8,014,730

The fair value of stock options awarded during 2009 and 2008 was estimated on the dates of award using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007

Risk-free interest rates	1.67%	3.51%	3.98%
Expected volatility	115%	121%	101%
Expected lives	5 years	5 years	3.5 years
Estimated forfeiture rate	-	-	-

The average fair value of stock options awarded during 2009, 2008 and 2007 was $ 0.03, $ 0.18 and $ 0.14 respectively.

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable.  Also, option pricing models require the use of estimates and assumptions, including expected volatility rates.  The Company uses expected volatility rates which are based upon historical experience.  Changes in the underlying assumptions used in the Black-Scholes option pricing model could materially affect the fair value estimates.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008, and 2007

8.	INCOME TAXES

The provision for income taxes differs from the amount that would have been obtained by applying the statutory income tax rate of 30% (2008 – 31%; 2007 – 34%) to the Company’s net income (loss).  The difference results from the following items:

	2009	2008	2007

Expected income tax recovery	$(207,000)	$(427,000)	$(249,000)
Items not deductible for income tax purposes
Stock-based compensation	99,000	131,000	100,000
Impairment of unproven mineral interest	4,000	149,000	−
Other	2,000	2,000	(19,000)
Recovery of valuation allowance	(225,000)	-	-
Unrecognized benefit of loss carryforwards	102,000	145,000	168,000

Provision for income taxes (recovery)	$(225,000)	$–	$–

The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities at December 31, 2009 and 2008 are as follows:

	2009	2008

Future income tax assets
Non-capital losses	$565,000	$632,000
Less: Valuation allowance	(340,000)	(632,000)

	225,000	–
Future income tax liabilities
Unproven mineral interests	(225,000)	-

	$-	$-

The Company has non-capital losses for income tax purposes of approximately $ 2,263,000 available to reduce future years’ taxable income.  The benefit of these non-capital losses has not been recognized in the Company’s accounts as there is no reasonable assurance such benefit will be realized.  If unused, the non-capital losses become no longer available subsequent to years ending between 2010 and 2029.

9.	RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange #amount, being the amount of consideration established and agreed to by the related parties.

Management fees of $ 137,535 (2008 - $ 129,240; 2007 - $ 128,953), secretarial and administrative service fees of $ 54,000 (2008 - $ 54,000; 2007 - $ 54,000), rent of $ 24,000 (2008 - $ 24,000; 2007 - $ 24,000) and a consulting fee of $ Nil (2008 - $ Nil; 2007 - $ 1,084) were paid to directors.

Included in accounts payable and accrued liabilities is $ 1,837 (2008 - $ 12,199) due to directors.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008, and 2007

10.	SUPPLEMENTAL CASH FLOW INFORMATION

During the year the Company received interest of $ 18,052 (2008 – $ 50,292; 2007 – $ 37,615).

Non-cash financing and investing activities were as follows:

	2009	2008		2007

Financing activities
Shares issued for unproven mineral interests	$25,000		$171,250	$	−

Investing activities
Unproven mineral interests purchased through share issues	$(25,000)	$	$(171,250)	$	−

11.	FINANCIAL INSTRUMENTS

a)	Fair value

The fair value of financial instruments at December 31, 2009 and 2008 as summarized in the following table. Fair value estimates are made at the balance sheet date, based on relevant quoted market and other information about the financial instruments.

	December 31,
	2009		2008
	Carrying value	Fair value	Carrying value	Fair value

Financial assets
Held for trading
Cash	$779,711	$779,711	$1,168,042	$1,168,042
Loans and receivables
Accounts receivable	25,507	25,507	18,135	18,135
Financial liabilities
Other financial liabilities
Accounts payable and accrued liabilities	31,516	31,516	30,179	30,179

b) Financial risk management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk and foreign exchange risk.

Credit risk
Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss. Financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts. The Company holds its cash with financial institutions that are believed to be creditworthy.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

11.	FINANCIAL INSTRUMENTS − continued

Liquidity risk
Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable. The Company manages its liquidity by maintaining adequate cash to meet anticipated cash needs.

Foreign currency risk
The Company is subject to foreign exchange rate risk as the Company enters into transactions and has assets and liabilities denominated in a currency other than the Company’s functional currency, which is the Canadian dollar.

12.	SUBSEQUENT EVENTS

Subsequent to December 31, 2009, the Company:

a)	Elected to extend the time for completion of its commitments relating to the GP2 property by one year in exchange for issuing 250,000 common shares to the optionors.

b)
Entered into an option agreement in respect of the Croxall property ("Croxall") located in Ontario, Canada.  To earn a 75% interest in Croxall, the Company must issue 250,000 common shares (issued), incur $ 750,000 of exploration expenditures over a 4 year period, of which $ 250,000 must be incurred in the first year and make cash payments of $ 60,000 by June 2012.  As part of the agreement, the Company also agreed to terminate its options on the Northern Star Eagle and Southern Star Eagle properties.

c)
Sold 9,100,000 flow-through common shares for $ 0.10 per share and 5,900,000 units for $ 0.10 per unit for cash of $ 1.5 million.  Each unit comprises one common share and one-half share purchase warrant.  Each share purchase warrant is exercisable into one common share until October 20, 2012 for $ 0.15 per share.  The Company paid commissions of $ 89,400, incurred expenses of $ 30,030 and issued 1,490,000 agent's warrants in respect of the financing.  The agent's warrants are exercisable into common shares until October 20, 2012 for $ 0.10 per share.

d)
Granted 200,000 stock options exercisable for 5 years at $ 0.16 per share, 4,550,000 stock options exercisable for 5 years at $ 0.15 per share, 750,000 stock options exercisable for 5 years at $ 0.10 per share and 1,650,000 stock options exercisable for 5 years at $0.14 per share.

e)
Entered into an option agreement, as amended, in respect of the Rosebud 12 Property (“Rosebud 12”) located in Yukon, Canada.  To earn a 70% interest in Rosebud 12, the Company must make payments, issue common shares and incur exploration expenditures as follows:

	Payments	Common shares	Exploration expenditures

November 8, 2010	$75,000	200,000	$	−
November 8, 2011	75,000	300,000		200,000
November 8, 2012	100,000	400,000		−
November 8, 2013	200,000	400,000		−
November 8, 2014	400.000	500,000		−
November 8, 2015	600,000	1,000,000		−

	$1,450,000	2,800,000		$200,000

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

12.	SUBSEQUENT EVENTS − continued

The Company must also deliver a final feasibility study no later than the eighth anniversary of the option agreement.

At the Company’s sole discretion, it may settle any of the required annual cash payments, other than the initial $ 75,000, by issuing common shares.  The number of common shares issuable would be based on the higher of 1) the average closing price of the Company’s common shares over the 20 trading days preceding the anniversary date, less the maximum discount from the average that may be permitted by the TSX Venture Exchange and 2) $ 0.125 per share.  Any common shares issued under the option agreement will be accounted for at their estimated fair value at the time of issuance.

Rosebud 12 is subject to a 3% net smelter return royalty, of which the Company may purchase 1% for $ 1,500,000.

The optionor may terminate the Company’s option for failure to make any of the required payments, shares issuances and exploration expenditures, or for failure to deliver the final feasibility study.  In that event, the Company would lose its interest in the option agreement.  The Company has no right to recover any amounts paid or common shares issued under the option agreement.

f)	Issued 110,000 common shares on exercise of 110,000 stock options for proceeds of $11,000.

g)	Had 3,915,000 stock options expire.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that results in material recognition and measurement differences from Canadian GAAP are as follows:

a.
The effect of the differences between Canadian GAAP and US GAAP on the significant captions of the balance sheets and the statements of loss and comprehensive loss, shareholders’ equity and cash flows is summarized as follows:

	2009	2008	2007

1) Operations
Net loss – Canadian GAAP	$(465,478)	$(1,384,069)	$(731,228)
Unproven mineral interests expensed under US GAAP (b)	(28,236)	(1,166,221)	(94,343)
Impairment charge not recognized under US GAAP (b)	14,198	481,526	−
Reversal of future income tax recovery (c)	(225,000)	−	−

Net loss – US GAAP	$(704,516)	$(2,068,764)	$(825,571)

Loss per share − US GAAP	$(0.01)	$(0.04)	$(0.02)

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES − continued

	2009	2008

2) Assets
Total assets – Canadian GAAP	$2,644,740	$2,985,198
Unproven mineral interests expensed under US GAAP (b)	(1,180,459)	(1,166,421)
Goodwill not recognized under US GAAP (d)	(100,000)	(100,000)

Total assets − US GAAP	$1,364,281	$1,718,777

3) Deficit
Closing deficit – Canadian GAAP	$(5,530,311)	$(5,064,833)
Unproven mineral interests expensed under US GAAP (b)	(1,180,459)	(1,166,421)
Goodwill not recognized under US GAAP (d)	(100,000)	(100,000)
Reversal of future income tax recovery (c)	(225,000)	−

Deficit − US GAAP	$(7,035,770)	$(6,331,254)

	2009	2008	2007

4) Cash flows − operating activities
Cash flow from (used in) operating activities − Canadian GAAP	$(350,057)	$(422,383)	$(513,075)
Exploration expenses incurred on unproven mineral interests (b)	(28,236)	(1,166,221)	(94,343)
Cash flow from (used in) operating activities − US GAAP	$(378,293)	$(1,588,604)	$(607,418)

5) Cash flows – investing activities
Cash flow from (used in) investing activities – Canadian GAAP	$(33,029)	$(1,517,472)	$102,650
Add unproven mineral interest expensed in US GAAP	28,236	1,166,221	94,343
Cash flows from (used in) investing activities − US GAAP	$(4,793)	$(351,251)	$196,993

The components of shareholders’ equity under US GAAP would be as follows:

	2009	2008

Common shares	$6,338,547	$6,318,792
Additional paid in capital	2,029,988	1,701,060
Deficit	(7,035,770)	(6,331,254)

	$1,332,765	$1,688,598

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES − continued

b.	Unproven Mineral Interests

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences, at which time such costs from part of the mineral property costs and are amortized over the life of the mine.  If the property or rights are abandoned, or if management’s assessments of the probability of profitable exploitation of the property are not favorable, the mineral interest is written off.  For  Canadian GAAP purposes, the Company’s policy is to capitalize all expenditures associated with the prospective properties and rights including payments made to maintain the Company’s right to explore these properties and earn its future rights and options to acquire these concessions once all requirements under the option agreements have been satisfied.  In addition, the Company includes proceeds from property option payments received in unproven mineral interests.

Under US GAAP, expenditures incurred to acquire interests in mineral properties or concessions are capitalized.  However, all exploration and evaluation expenditures are expensed.

Under US GAAP, proceeds from property option payments would be included in other income.  Since no option payments have been received during the reporting periods, there is no difference to report between Canadian and US GAAP.

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

c.	Flow – through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors.  For Canadian GAAP purposes, the Company accounts for the issue of flow-through shares in accordance with the provision of Emerging Issues Committee Abstract 146, Flow-Through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow-through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity.  If future income tax benefits are available and unrecognized, the future income tax liability may be reduced or eliminated with an offsetting amount recognized as a future income tax recovery.

For US GAAP purposes, the premium paid for flow-through shares in excess of the market value of common shares, at the time of issue, is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The Company has eliminated the future income tax recovery recognized under Canadian GAAP, as such recovery would not be realized under US GAAP.

d.	Goodwill

In October 2002, the Company completed a reverse takeover of a private corporation.  The former shareholders of the private corporation controlled the Company after the transaction.  The Company was identified as the acquired entity in the transaction, and the private corporation was identified as the acquirer for accounting purposes.  The private corporation’s net assets were accounted for at predecessor cost and the Company’s nominal assets were revalued to the estimated fair value, including goodwill of $ 100,000 recognized in relation to the Company’s stock market listing. US GAAP does not permit recognition of goodwill under these circumstances.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES − continued

e.	Income taxes

Under Canadian GAAP, future income tax assets and liabilities are recorded at substantively enacted income tax rates.  Under US GAAP, deferred income tax assets and liabilities are recorded at enacted income tax rates.  There were no significant differences between enacted and substantively enacted income tax rates for any of the periods presented.

FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 10, (now ASC 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

f.	Adoption of new accounting pronouncements

The Company adopted new general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statement are issued or are available to be issued.  The new guidelines requires an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued.  The Company adopted this standard in its 2009 fiscal year with no material effect on the consolidated financial statements.

The Company adopted the new accounting standards codification (“ASC”) and the hierarchy of generally accepted accounting principles which became effective on July 1, 2009. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative.  The new ASC did not have a material effect on the consolidated financial statements.

In December 2007, FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now ASC 805).  It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date.  In addition, all acquisition related costs are to be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, are to be recognized separately from the business combination.  This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company adopted this guidance commencing January 1, 2009 and it had no material effect on the consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009, 2008 and 2007

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES − continued

In December 2007, the FASB issued new accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810).  It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated statement of income.  Changes in a parent’s ownership interest in a subsidiary that do no result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction.  The Company adopted this guidance commencing January 1, 2009 and it did not have a material effect on the consolidated financial statements.

New guidance for fair value measurements and disclosures for non-financial assets and non-financial liabilities, other than for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) became effective July 1, 2009 (now ASC 820).  For purposes of applying this pronouncement, non-financial assets and non-financial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability.  The adoption of this guidance did not have a material effect on the consolidated financial statements.

g.	Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (ASC subtopic 855-10).  FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions.  FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited.  This will be effective for the Company’s fiscal year starting January 1, 2010.  The Company is currently assessing the potential effects, if any, on its consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)

Interim Consolidated Financial Statements

For the nine months ended September 30, 2010

(Unaudited - Prepared by Management)

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
Interim Consolidated Balance Sheet
 (Unaudited - Prepared by Management)

	September 30, 2010	December 31, 2009

ASSETS

CURRENT ASSETS
Cash	$554,762	$779,711
Amounts receivable	4,911	25,507
Prepaid expenses	-	100

	559,673	805,318

EQUIPMENT (Note 4)	9,074	11,462

UNPROVEN MINERAL INTERESTS (Note 5 and Schedule)	1,740,460	1,727,960

GOODWILL	100,000	100,000

	$2,409,207	$2,644,740

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$26,342	$31,516

SHAREHOLDERS’ EQUITY

SHARE CAPITAL (Note 6)	6,124,765	6,113,547

CONTRIBUTED SURPLUS	2,075,586	2,029,988

RETAINED EARNINGS (DEFICIT)	(5,817,486)	(5,530,311)

	2,382,865	2,613,224

	$2,409,207	$2,644,740

OPERATIONS (Note 1)

SUBSEQUENT EVENTS (Note 11)

The accompanying notes are an integral part of these interim consolidated financial statements

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
Interim Consolidated Statements of Loss, Comprehensive Loss and Deficit
 (Unaudited - Prepared by Management)

	Nine months ended September 30		Three months ended September 30
	2010	2009	2010	2009
EXPENSES

Stock-based compensation	$45,598	$271,101	$12,202	$37,401
Professional fees	15,762	32,355	1,349	9,833
Travel	32,729	38,142	6,933	8,101
Management fees	95,815	105,000	32,785	37,401
Secretarial and administration services	40,500	40,500	13,500	13,500
Transfer agent fees and regulatory fees	18,788	24,030	2,696	12,229
Rent	18,000	18,000	6,000	6,000
Telephone and fax	5,273	7,460	1,330	2,201
Office and miscellaneous	8,950	12,551	3,443	6,156
Amortization of equipment	2,388	2,598	796	1,242

Income (loss) before other items	(283,803)	(551,737)	(81,034)	(130,204)

OTHER ITEMS
Impairment of unproven mineral interests	(7,864)	(14,098)	(7,864)	(13,998)
Interest income	4,492	17,053	1,492	1,049

Income (loss) before income taxes	(287,175)	(548,782)	(87,406)	(143,153)

INCOME TAXES (RECOVERY)
Future	-	(225,000)	-	-

NET AND COMPREHENSIVE INCOME (LOSS)	$(287,175)	$(323,782)	$(87,406)	$(143,153)

Basic and diluted earnings (loss) per common share	$(0.01)	$(0.01)	$(0.00)	$(0.00)

Weighted average number of common shares outstanding	51,351,899	50,795,123	51,465,403	50,796,924

The accompanying notes are an integral part of these interim consolidated financial statements

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
INTERIM CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

	Share Capital
	Shares	Amount	Contributed surplus	Retained earnings (deficit)

Balance at January 1, 2009	50,794,207	$6,318,792	$1,701,060	$(5,064,833)

Common shares issued for:
Unproven mineral interests	500,000	25,000	–	–
Share issue costs	–	(5,245)	–	–
Stock-based compensation	–	–	328,928	–
Income tax benefit renounced to shareholders	–	(225,000)	–	–
Net loss for the period	–	–	–	(465,478)

Balance at December 31, 2009	51,294,207	$6,113,547	$2,029,988	$(5,530,311)

Stock-based compensation	–	–	45,598	–
Common shares issued for:
Unproven mineral interests	250,000	12,500	–	–
Share issue costs	–	(1,282)	–	–
Net loss for the period	–	–	–	(287,175)

Balance at September 30, 2010	51,544,207	$6,124,765	$2,075,586	$(5,817,486)

The accompanying notes are an integral part of these interim consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
Interim Consolidated Statements of Cash Flow
(Unaudited - Prepared by Management)

	Nine months ended September 30		Three months ended September 30
	2010	2009	2010	2009

CASH FLOW FROM (USED IN) OPERATING ACTIVITIES
Net income (loss) for the year	$(287,175)	$(323,782)	$(87,406)	$(143,153)
Adjustments to reconcile net cash provided
by operating activities
Amortization of equipment	2,388	2,598	796	1,242
Impairment of unproven mineral interest	-	100	-	-
Stock-based compensation	45,598	271,101	12,202	37,401
Future income tax recovery	-	(225,000)	-	-
Decrease (increase) in
Amounts receivable	20,596	15,333	(1,904)	400
Prepaid expenses and deposit	100	(300)	-	(300)
Increase (decrease) in
Accounts payable and accrued liabilities	(5,174)	(26,212)	11,884	(10,978)

	(223,667)	(286,162)	(64,428)	(115,388)

CASH FLOW USED IN INVESTING ACTIVITIES
Expenditures on unproven mineral interests	-	(14,238)	-	-
Acquisition of property and equipment	-	(5,018)	-	(5,018)

	-	(19,256)	-	(5,018)

CASH FLOW USED IN FINANCING ACTIVITY
Share issue costs	(1,282)	(1,320)	(1,282)	(1,320)

INCREASE (DECREASE) IN CASH DURING THE PERIOD	(224,949)	(306,738)	(65,710)	(121,726)

CASH, beginning of period	779,711	1,168,042	620,472	983,030

CASH, end of period	$554,762	$861,304	$554,762	$861,304

See Note 9.

The accompanying notes are an integral part of these consolidated financial statements.

Schedule

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
INTERIM CONSOLIDATED SCHEDULE OF UNPROVEN MINERAL INTERESTS
(Unaudited – Prepared by management)

	Northern Star Eagle and Southern Star Eagle	GP2	Yamba Lake	September 30, 2010	December 31, 2009
	Ontario	Ontario	NWT

Balance, beginning of year	$1,065,580	$662,380	$-	$1,727,960	$1,688,922

ACQUISITION COSTS	-	12,500	-	12,500	25,000

OTHER COSTS:
Drilling and assays	-	-	-	-	4,807
Geologists	-	-	-	-	5,026
Travel	-	-	-	-	1,805
Mapping and surveying	-	-	-	-	2,600
Annual maintenance fees	-	-	7,864	7,864	13,998
Field equipment	-	-	-	-	-

TOTAL OTHER COSTS	-	-	7,864	7,864	28,236

Impairment	-	-	(7,864)	(7,864)	(14,198)

BALANCE, September 30, 2010	$1,065,580	$674,880	$-	$1,740,460	1,727,960

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

1.	OPERATIONS

Mill City Gold Corp. (the “Company”) is in the business of acquiring and exploring unproven mineral interests.

The Company presently has no proven or probable reserves and, on the basis of information to date, has not yet determined whether its unproven mineral interests contain economically recoverable reserves.  Consequently the Company considers itself to be an exploration stage company.  The amounts shown as unproven mineral interests and deferred costs represent costs incurred to date, less amounts amortized, written-off or recovered under option agreements, and do not necessarily represent present or future values.  The underlying value of the unproven mineral interests is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest, the ability of the Company and its optionees to obtain the necessary financing to complete development, and future profitable production or sale of the interests.

The Company’s ability to continue exploring its unproven mineral interests is dependent upon its ability to raise additional capital to fund its exploration expenditures as described in Note 5. Additional capital may be sought from the sale of additional common shares or other equity or debt instruments. There is no assurance such additional capital will be available to the Company on acceptable terms or at all.

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) appropriate for a going concern. The going concern basis of accounting assumes the Company will continue to realize the value of its assets and discharge its liabilities and other obligations in the ordinary course of business. Should the Company be required to realize the value of its assets other than in the ordinary course of business, the net realizable value of its assets may be materially less than the amounts shown in the consolidated financial statements. These consolidated financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to repay its liabilities and meets its obligations in the ordinary course of business or continue operations.

2.	SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the interim consolidated financial statements and accompanying notes. Actual results could differ from those estimates. These interim consolidated financial statements have, in management's opinion, been properly prepared using careful judgment with reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.

Future accounting standards
The Accounting standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants has issued new accounting standards that the Company is required to consider for adoption, as follows:

Business combinations, consolidated financial statements and non-controlling interests
The CICA issued three new accounting standards in January 2009, Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602 Non-Controlling Interests. These new standards will be effective for fiscal years beginning on or after January 1, 2011. The Company is in the process of evaluating the requirements of the new standards.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

2.	SIGNIFICANT ACCOUNTING POLICIES - continued

New Section 1582 replaces Section 1581, Business Combinations, and establishes standards for the accounting for business combinations. It provides the equivalent to IFRS 3, Business Combinations. The section applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period on or after January 1, 2011. Sections 1601 and 1602 together replace Section 1600, Consolidated Financial Statements. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1601 applies to interim and annual consolidated financial statements related to fiscal years beginning on or after January 1, 2011. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. It is equivalent to the corresponding provisions of IFRS IAS 27, Consolidated and Separate Financial Statements, and applies to interim and annual consolidated financial statements related to fiscal years beginning on or after January 1, 2011.

3.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern in order to explore its unproven mineral interests. The Company manages the components of shareholders’ equity and its cash as capital, and makes adjustments to these components in response to the Company’s business objectives and the economic climate. To maintain or adjust its capital structure, the Company may attempt to issue new common shares from treasury, issue debt instruments or borrow money or acquire or dispose of other assets. The Company does not anticipate the payment of dividends in the foreseeable future.

The Company’s investment policy is to hold excess cash in highly liquid, short-term instruments, such as guaranteed investment certificates issued by major Canadian chartered banks, with initial maturity terms of less than three months from the original date of acquisition, selected with regards to the Company’s anticipated liquidity requirements.

The Company’s common shares are listed on the TSX Venture Exchange (“TSXV”). The TSXV policies impose certain minimum capital requirements upon the Company. Management believes that the Company is in compliance with these externally imposed restrictions.

4.	EQUIPMENT

	September 30, 2010			December 31, 2009
		Accumulated
	Cost	amortization	Net	Net

Office equipment	$5,128	$2,963	$2,165	$2,546
Computer equipment	25,792	18,883	6,909	8,916

	$30,920	$21,846	$9,074	$11,462

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

5.	UNPROVEN MINERAL INTERESTS

a)	Canadian interests

Northern Star Eagle and Southern Star Eagle. During 2007, the Company entered into an option agreement with Temex Resources Corp. (“Temex”) to acquire a 50% interest in 74 staked mineral claims located in the James Bay Lowlands region of northern Ontario, Canada.

Under the terms of the agreement, the Company paid $300,000 and issued 250,000 common shares to Temex (recorded at their fair value of $43,750).  The Company will also be required to a) incur not less than $500,000 in exploration expenditures on the Property in the first year of the agreement (commitment satisfied), b) issue 250,000 common shares to Temex on the first anniversary (issued and recorded at their fair value of $7,500), c) incur not less than an additional $500,000 (an aggregate of $1,000,000 including the amount spent in a) in exploration expenditures before the second anniversary, and d) incur not less than an additional $1,500,000 (an aggregate of $2,500,00 including the amount spent in c) in exploration expenditures before the third anniversary.  During 2009, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their fair value of $12,500) to Temex. Upon Mill City earning its 50% interest in the claims, Temex may elect to form a joint venture with the Company or to convert its 50% working interest to a 15% carried interest through to commencement of commercial production.

Of the 74 claims, 41 are subject to a 2% net smelter returns royalty.

See Note 11.

GP2. During 2008, the Company also entered into an agreement with Temex and Rainy Mountain Royalty Corp. (“Rainy Mountain”) (formerly East West Resource Corporation) to acquire an option to earn an undivided 50% participating interest in the GP2 property, also located in the James Bay Lowlands region of northern Ontario, Canada. The GP2 property (the “Property”) comprises 17 mining claims totaling 240 claim units.

Under the terms of the agreement, the Company issued 375,000 common shares each to Temex and Rainy Mountain at the time of signing the agreement (the combined shares were recorded at their fair value of $120,000). The Company will also be required to: a) incur not less than $500,000 of exploration expenditures on the Property in the first year of the agreement (commitment satisfied), b) issue 125,000 common shares to each of Temex and East West on the first year anniversary (issued and recorded at their  fair value of $12,500, c) incur not less than an additional $1,500,000 (an aggregate of $2,000,000 including the amount spent in a) of exploration expenditures before the second anniversary, and d) incur not less than an additional $3,000,000  (an aggregate of $5,000,000 including the amount spent in c) of exploration expenditures before the third anniversary. The Company may accelerate these obligations at any time, or it may defer any of the exploration commitments by one year by issuing an additional 125,000 common shares to each of Temex and East West. During 2010, the Company extended the time to complete these exploration commitments by one year by issuing an additional 250,000 common shares (recorded at their fair value of $12,500) to Temex and Rainy Mountain.

Once the Company satisfies all of its obligations, the Company may exercise its option to acquire a 50% interest in the Property. Temex and Rainy Mountain shall then each have 60 days to elect to either: a) to continue to participate in the joint venture on the Property, or b) to relinquish its interest in the joint venture in exchange for a 7.5% carried and non-assessable interest in the Property to the date of commencement of commercial production; in this latter case, the remaining partners shall be responsible for 100% of further exploration and development expenditures.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

5.	UNPROVEN MINERAL INTERESTS – continued

Yamba Lake. The Company holds a 44.5% interest in mineral claims and mineral licenses covering approximately 15,323 acres in the Northwest Territories. The mineral claims and licenses expire over various periods up to May 2023, and are not being renewed. At the end of 2008, the Company recorded an impairment charge at Yamba Lake to bring its interests to $100. During 2009, the Company paid license fees of $13,998 and recorded an impairment charge of the remaining Yamba Lake balance of $14,098. During 2010, the Company paid license fees of $7,864 and recorded it as an impairment of unproven mineral interests.

b)	Nevada USA interests

During 2003, the Company entered into eight purchase agreements, as amended, to acquire eleven unproven mineral interests located in Nevada, USA.  The Company paid US$ 295,000 and issued 950,000 common shares under these agreements.

During 2008 and 2009, the Company wrote off these interests due to minimal exploration activities. Also during 2009, the Company terminated its period of liability under a Bureau of Land Management bond with the state of Nevada. The US $22,111 security for the bond was refunded by the state of Nevada and was recorded as a recovery of impairment.

6.	SHARE CAPITAL

a)	Authorized
Unlimited voting common shares
Unlimited preferred shares

b)	During 2009, the Company issued 500,000 common shares as described in Note 5.
c)	During 2010, the Company issued 250,000 common shares as described in Note 5.
d)
As at September 30, 2010, there were 5,624,999 share purchase warrants outstanding. During 2010, the Company extended the expiry dates on these warrants by one year to June 5, 2011 and decreased the exercise price on 5,354,162 warrants from $0.40 to $0.20 and the remaining 270,837 warrants may be exercised at $0.40.

As at September 30, 2010, the Company has outstanding share purchase warrants as follows:

Number	Exercise price	Expiry Date
5,354,162	$ 0.20	June 5, 2011
270,837	$ 0.40	June 5, 2011

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

7.	STOCK-BASED COMPENSATION

The Company has an incentive stock option plan (the “plan”).  Under the plan, the Company may issue options up to 20% of the issued shares to purchase common shares at a price to be determined by the Board of Directors on the date of award for a period not more than five years. Stock options awarded under the plan vest 25% on the date of award and 12.5% per quarter thereafter.

The following is a summary of the stock option transactions during the nine months ended September 30, 2010 and the year ended December 31, 2009:

	September 30, 2010		December 31, 2009
	Options	Weighted average exercise price	Options	Weighted average exercise price

Outstanding, beginning of period	9,365,000	0.18	9,665,000	0.19
Granted	750,000	0.10	2,700,000	0.10
Expired	(250,000)	0.25	(3,000,000)	0.13
Outstanding, end of period	9,865,000	0.18	9,365,000	0.18

The following summarizes information about stock options outstanding at September 30, 2010:

Exercise Price	Number Outstanding	Number Exercisable	Expiry Dates
$ 0.23	2,365,000	2,365,000	February 2011
$ 0.10	350,000	350,000	January 2012
$ 0.19	1,600,000	1,600,000	January 2013
$ 0.21	800,000	800,000	January 2013
$0.25	1,300,000	1,300,000	June 2013
$0.10	2,500,000	2,500,000	January 2014
$0.10	200,000	150,000	August 2014
$0.10	750,000	187,500	September 2015
	9,865,000	9,252,500

The fair value of stock options awarded during the nine months ended September 30, 2010 and the year ended December 31, 2009 was estimated on the dates of award using the Black-Scholes option pricing model with the following assumptions:

	September 30, 2010	December 31, 2009
Risk-free interest rates:	1.95%	1.67%
Expected volatility	115%	115%
Expected lives	5 years	5 years

The average fair value of stock options awarded during 2009 was $ 0.03 and $0.16 during the nine months ended September 30, 2010.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

7.	STOCK-BASED COMPENSATION - continued

The Black-Scholes option pricing model was developed for use in estimating the fair value of stock options that have no vesting provisions and are fully transferable.  Also, option pricing models require the use of estimates and assumptions, including expected volatility rates.  The Company uses expected volatility rates which are based upon historical experience.  Changes in the underlying assumptions used on the Black-Scholes option pricing model could materially affect the fair value estimates.

8.	RELATED PARTY TRANSACTIONS

Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties.

Management fees of $ 95,815 (2009 - $ 105,000), secretarial and administrative service fees of $ 40,500 (2009 – $ 40,500), rent of $ 18,000 (2009 - $ 18,000) were paid to directors.

Included in accounts payable and accrued liabilities is $ 18,323 (2009 - $ Nil) due to a director.

9.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash financing and investing activities were as follows:

	Nine months ended September 30, 2010	Nine months ended September 30, 2009

Financing activities
Shares issued for unproven mineral interests	$12,500	$12,500

Investing activities
Unproven mineral interests purchased through share issuances	$12,500	(12,500)

Interest received	$4,492	$15,977

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

10.	FINANCIAL INSTRUMENTS

a)        Fair value

The fair value of financial instruments at September 30, 2010 and December 31, 2009 are summarized in the following table. Fair value estimates are made at the balance sheet date, based on relevant quoted market and other information about the financial instruments.

	September 30, 2010		December 31, 2009

	Carrying Value	Fair Value	Carrying Value	Fair Value

Financial assets
Held for trading
Cash	$554,762	$554,762	$779,717	$779,717
Loans and receivables
Accounts receivable	4,911	4,911	25,507	25,507
Financial liabilities
Other financial liabilities
Accounts payable and Accrued liabilities	26,342	26,342	31,516	31,516

b)        Financial risk management

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, liquidity risk and foreign exchange risk.

Credit risk
Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss. Financial instruments that potentially subject the Company to credit risk consist of cash and accounts receivable. The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts. The Company holds its cash with financial institutions that are believed to be creditworthy.

Liquidity risk
Liquidity risk arises when adequate funds cannot be raised to settle liabilities and commitments when they become payable. The Company manages its liquidity by maintaining adequate cash to meet anticipated cash needs.

Foreign currency risk
The Company is subject to foreign exchange rate risk as the Company enters into transactions and has assets and liabilities denominated in a currency other than the Company’s functional currency, which is the Canadian dollar.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

11.	SUBSEQUENT EVENTS

Subsequent to September 30, 2010, the Company:

a)
After receiving TSXV approval, entered into an option and joint venture agreement with Temex Resources Corp. (“Temex”) allowing the Company to earn not less than a 75% interest in the Croxall Property in northern Ontario. The Company issued 250,000 common shares to Temex and must spend a total of $750,000 prior to the fourth anniversary in order to earn a 75% interest. At the same time the Company terminated the agreement with Temex relating to the Northern Star Eagle and Southern Star Eagle properties.

b)
Completed a financing of 9,100,000 flow-through common shares (the “FT Shares”) at $0.10 per FT share and 5,900,000 units (the “Units”) at $0.10 per Unit for gross proceeds of $1,500,000. Each Unit consists of one common share and one-half warrant; each whole warrant may be exercised at a price of $0.15 until October 20, 2012. The Company paid commissions of $90,000 plus expenses of $30,030 and issued 1,490,000 broker warrants, exercisable to acquire one Unit at a price of $0.10 per Unit until October 20, 2012.

c)	Wound up its wholly owned USA subsidiary.

d)
Granted 200,000 stock options exercisable for 5 years at $0.16 per share, 4,550,000 stock options exercisable for 5 years at $0.15 per share and 1,650,000 stock options exercisable for 5 years at $0.14 per share.

e)
Entered into an option agreement, as amended, in respect of the Rosebud 12 Property (“Rosebud 12”) located in Yukon, Canada.  To earn a 70% interest in Rosebud 12, the Company must make payments, issue common shares and incur exploration expenditures as follows:

	Payments	Common shares	Exploration expenditures

November 8, 2010	$75,000	200,000	$	−
November 8, 2011	75,000	300,000		200,000
November 8, 2012	100,000	400,000		−
November 8, 2013	200,000	400,000		−
November 8, 2014	400.000	500,000		−
November 8, 2015	600,000	1,000,000		−

	$1,450,000	2,800,000		$200,000

The Company must also deliver a final feasibility study no later than the eighth anniversary of the option agreement.

At the Company’s sole discretion, it may settle any of the required annual cash payments, other than the initial $ 75,000, by issuing common shares.  The number of common shares issuable would be based on the higher of 1) the average closing price of the Company’s common shares over the 20 trading days preceding the anniversary date, less the maximum discount from the average that may be permitted by the TSX Venture Exchange and 2) $ 0.125 per share.  Any common shares issued under the option agreement will be accounted for at their estimated fair value at the time of issuance.

Rosebud 12 is subject to a 3% net smelter return royalty, of which the Company may purchase 1% for $ 1,500,000.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

11.	SUBSEQUENT EVENTS - continued

The optionor may terminate the Company’s option for failure to make any of the required payments, shares issuances and exploration expenditures, or for failure to deliver the final feasibility study.  In that event, the Company would lose its interest in the option agreement.  The Company has no right to recover any amounts paid or common shares issued under the option agreement.

f)	Issued 110,000 common shares on exercise of 110,000 stock options for proceeds of $11,000.

g)	Had 3,915,000 stock options expire.

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A description of United States generally accepted accounting principles and practices (collectively “US GAAP”) that results in material recognition and measurement differences from Canadian GAAP are as follows:

a.
The effect of the differences between Canadian GAAP and US GAAP on the significant captions of the interim balance sheet and the interim statements of loss and comprehensive loss, shareholders’ equity and cash flows is summarized as follows:

	2010	2009

1) Operations
Net loss – Canadian GAAP	$(287,175)	$(323,782)
Unproven mineral interests expensed under US GAAP (b)	(7,864)	(14,138)
Impairment charge not recognized under US GAAP (b)	7,864	14,098
Reversal of future income tax recovery (c)	−	(225,000)

Net loss – US GAAP	$(287,175)	$(548,822)

Loss per share − US GAAP	$(0.01)	$(0.01)

	September 30, 2010	December 31, 2009

2) Assets
Total assets – Canadian GAAP	$2,409,207	$2,644,740
Unproven mineral interests expensed under US GAAP (b)	(1,180,459)	(1,180,459)
Goodwill not recognized under US GAAP (d)	(100,000)	(100,000)

Total assets − US GAAP	$1,128,748	$1,364,281

3) Deficit
Closing deficit – Canadian GAAP	$(5,817,486)	$(5,530,311)
Unproven mineral interests expensed under US GAAP (b)	(1,180,459)	(1,180,459)
Goodwill not recognized under US GAAP (d)	(100,000)	(100,000)
Reversal of future income tax recovery (c)	(225,000)	(225,000)

Deficit − US GAAP	$(7,322,945)	$(7,035,770)

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

	September 30, 2010	September 30, 2009

4) Cash flows − operating activities
Cash flow from (used in) operating activities − Canadian GAAP	$(223,667)	$(286,162)
Exploration expenses incurred on unproven mineral interests (b)	-	(14,238)

Cash flows from (used in) operating activities – US GAAP	$(223,667)	$(300,400)

5) Cash flows – investing activities
Cash flow from (used in) investing activities – Canadian GAAP	$-	$(19,256)
Add unproven mineral interest expensed in US GAAP	-	14,238

Cash flows from (used in) investing activities − US GAAP	$-	$(5,018)

The components of shareholders’ equity under US GAAP would be as follows:

	2010	2009

Common shares	$6,349,765	$6,338,547
Additional paid in capital	2,075,586	2,029,988
Deficit	(7,322,945)	(7,035,770)

	$1,102,406	$1,332,765

b.	Unproven Mineral Interests

Under Canadian GAAP, mineral exploration expenditures can be deferred on prospective mineral rights until mine development and construction commences, at which time such costs from part of the mineral property costs and are amortized over the life of the mine.  If the property or rights are abandoned, or if management’s assessments of the probability of profitable exploitation of the property are not favorable, the mineral interest is written off.  For  Canadian GAAP purposes, the Company’s policy is to capitalize all expenditures associated with the prospective properties and rights including payments made to maintain the Company’s right to explore these properties and earn its future rights and options to acquire these concessions once all requirements under the option agreements have been satisfied.  In addition, the Company includes proceeds from property option payments received in unproven mineral interests.

Under US GAAP, expenditures incurred to acquire interests in mineral properties or concessions are capitalized.  However, all exploration and evaluation expenditures are expensed.

Under US GAAP, proceeds from property option payments would be included in other income.  Since no option payments have been received during the reporting periods, there is no difference to report between Canadian and US GAAP.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

For Canadian GAAP, cash flows relating to mineral property costs are reported as investing activities.  For US GAAP, these costs would be characterized as operating activities.

c.	Flow – through shares

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to investors.  For Canadian GAAP purposes, the Company accounts for the issue of flow-through shares in accordance with the provision of Emerging Issues Committee Abstract 146, Flow-Through Shares.  At the time of issue, the funds received are recorded as share capital.  At the time of the filing of the renunciation of the flow-through expenditures to the investors, the Company records a future income tax liability with a charge directly to shareholders’ equity.  If future income tax benefits are available and unrecognized, the future income tax liability may be reduced or eliminated with an offsetting amount recognized as a future income tax recovery.

For US GAAP purposes, the premium paid for flow-through shares in excess of the market value of common shares, at the time of issue, is credited to other liabilities and included in income as the qualifying expenditures are made.  There was no premium on the flow-through shares issued for all periods presented.  The Company has eliminated the future income tax recovery recognized under Canadian GAAP, as such recovery would not be realized under US GAAP.

d.	Goodwill

In October 2002, the Company completed a reverse takeover of a private corporation.  The former shareholders of the private corporation controlled the Company after the transaction.  The Company was identified as the acquired entity in the transaction, and the private corporation was identified as the acquirer for accounting purposes.  The private corporation’s net assets were accounted for at predecessor cost and the Company’s nominal assets were revalued to the estimated fair value, including goodwill of $ 100,000 recognized in relation to the Company’s stock market listing. US GAAP does not permit recognition of goodwill under these circumstances.

e.	Income taxes

Under Canadian GAAP, future income tax assets and liabilities are recorded at substantively enacted income tax rates.  Under US GAAP, deferred income tax assets and liabilities are recorded at enacted income tax rates.  There were no significant differences between enacted and substantively enacted income tax rates for any of the periods presented.

FASB issued FIN 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement 10, (now ASC 740), which prescribes a recognition threshold and measurement criteria for the financial statement recognition of a tax position taken or expected to be taken in a tax return.  The Company is required to determine whether it is more likely than not that a tax position will be sustained upon examination and such positions that meet this threshold will be measured at the most likely amount to be realized upon settlement.

The Company has reviewed its tax positions and determined that the application of FIN 48 does not result in any material adjustment for US GAAP purposes.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

f.	Adoption of new accounting pronouncements

The Company adopted new general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statement are issued or are available to be issued.  The new guidelines requires an entity to evaluate subsequent events to the date the financial statements were issued or were available to be issued.  The Company adopted this standard in its 2009 fiscal year with no material effect on the consolidated financial statements.

The Company adopted the new accounting standards codification (“ASC”) and the hierarchy of generally accepted accounting principles which became effective on July 1, 2009. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative.  The new ASC did not have a material effect on the consolidated financial statements.

In December 2007, FASB issued new guidance for business combinations which requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions (now ASC 805).  It also requires that the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of assets and liabilities as if they had occurred on the acquisition date.  In addition, all acquisition related costs are to be expensed as incurred, rather than capitalized as part of the purchase price and those restructuring costs that an acquirer expected, but was not obligated to incur, are to be recognized separately from the business combination.  This guidance applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.  The Company adopted this guidance commencing January 1, 2009 and it had no material effect on the consolidated financial statements.

In December 2007, the FASB issued new accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary (now ASC 810).  It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  It also requires consolidated net income and comprehensive income to be reported at amounts that include the amounts attributable to both the parent and the non-controlling interest on the face of the consolidated statement of income.  Changes in a parent’s ownership interest in a subsidiary that do no result in deconsolidation must be accounted for as equity transactions for the difference between the parent’s carrying value and the cash exchanged in the transaction.  The Company adopted this guidance commencing January 1, 2009 and it did not have a material effect on the consolidated financial statements.

New guidance for fair value measurements and disclosures for non-financial assets and non-financial liabilities, other than for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) became effective July 1, 2009 (now ASC 820).  For purposes of applying this pronouncement, non-financial assets and non-financial liabilities would include all assets and liabilities other than those meeting the definition of a financial asset or financial liability.  The adoption of this guidance did not have a material effect on the consolidated financial statements.

Mill City Gold Corp.
(An Exploration Stage Company)
(Canadian dollars)
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the nine months ended September 30, 2010
(Unaudited – Prepared by management)

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued

g.	Recently Issued Accounting Pronouncements

In June 2009, FASB issued FAS 167, Amendments to FASB Interpretation No. 46(R) (“FAS 167”) (ASC subtopic 855-10).  FAS 167 eliminates FASB Interpretation 46(R)’s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity.  FAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)’s provisions.  FAS 167 is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited.  This will be effective for the Company’s fiscal year starting January 1, 2010.  The Company is currently assessing the potential effects, if any, on its consolidated financial statements.